SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  X    No
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following is included in this Report on Form 6-K:

1.   Press Release, dated as of May 16, 2005

2.   2004 Annual Report

3. Certification of Annual Filings by Chief Executive Officer, dated March 31, 2005

4. Certification of Annual Filings by Chief Financial Officer, dated March 31, 2005

5.   Proxy Card

6.   Notice of Annual and Special Meeting of Shareholders

Media Release

                                                            [Hemosol Corp. logo]

FOR IMMEDIATE RELEASE

                      HEMOSOL TO PRESENT AT BIOFINANCE 2005


TORONTO, Ontario (May 16, 2005) - Hemosol Corp. (TSX: HML; NASDAQ:HMSL) today announced that Lee Hartwell, President and Chief Executive Officer, will be presenting at BioFinance 2005, a Life Sciences conference taking place May 17-19, 2005 in Toronto, Ontario. Mr. Hartwell's presentation is scheduled for 2:30 p.m. on May 18th at the Toronto Mariott Eaton Center Hotel, 525 Bay Street, Trinity room I.

ABOUT BIOFINANCE
BioFinance 2005 is the Life Science industry's leading investor conference. The meeting brings together key industry players to consider investment opportunities and issues affecting companies in biotechnology, medical devices, diagnostics and research tools. Participants include senior life science executives, institutional and venture capital investors, industry analysts, corporate finance executives and experts from the scientific and medical communities in Canada, the United States, Europe and Asia. For more information visit the BioFinance website at www.biofinance.ca.

ABOUT HEMOSOL
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".



Contact:    Jason Hogan
            Investor & Media Relations
            416 361 1331
            800 789 3419
            416 815 0080 fax
            ir@hemosol.com
            --------------
            www.hemosol.com
            ---------------

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                              [Hemosol Corp. logo]






                               2004 ANNUAL REPORT

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.








CONTENTS

President's Message                                                          1
Management's Discussion And Analysis of Financial Condition
 and Results of Operations                                                   3
Management's Responsibility for Financial Reporting                         18
Auditors' Report                                                            18
Comments by Auditors for U.S. Readers on Canada-U.S.
 Reporting Differences                                                      18
Consolidated Balance Sheets                                                 19
Consolidated Statements of Loss and Deficit                                 20
Consolidated Statements of Cash Flows                                       21
Notes to Consolidated Financial Statements                                  22
Shareholder Information                                                     52

2004 Annual Report (50)

PRESIDENT'S MESSAGE

I am pleased to report that in fiscal 2004 we began a number of bold initiatives that have placed your company in a much stronger strategic position. We worked to transform the Company from its dependence on a single product in an unproven market to a company with the exclusive North American rights to a novel technology with the potential to produce a multitude of revenue generating products in established markets. Each of these products has the potential to create significant and durable value for shareholders. We began by executing a definitive license agreement for the Cascade technology, the novel and industry revolutionizing process that integrates proven technologies to significantly improve the yield and product recovery of valuable therapeutic proteins isolated from human plasma. Then we implemented the Cascade process at our Meadowpine facility and, subsequent to year-end we confirmed the ability of this technology to increase product yields through the completion of a 30-litre scale-up. We also successfully launched a bio-manufacturing initiative to leverage our state of the art facility and to generate revenues over the medium term. Finally, we funded our activities through the year with a non-dilutive sale of tax assets.

FINANCING ACTIVITIES

In May 2004, we closed a transaction that saw the Company receive $16 million in cash from MDS Inc. in exchange for a significant portion of Hemosol's tax losses. Subsequent to year end, on April 8, 2005, we completed a series of transactions that raised aggregate gross proceeds of $13.4 million and extended our $20 million credit facility.

THERAPEUTIC PROTEINS

On June 4, 2004 we executed definitive license and collaboration agreements with ProMetic for the Cascade technology and related strategic activity. This strategic relationship enables Hemosol to leverage both our considerable expertise in blood and related products and our Meadowpine facility to participate in the proven and growing market for therapeutic proteins such as intravenous immunoglobulins (for the treatment of immune deficiencies), alpha-1 antitrypsin (for the treatment of hereditary emphysema), anti-hemophilic Factor VIII (for the treatment of hemophilia). The global therapeutic protein market is forecasted to generate revenues of US $6 billion in 2005 and to benefit from an annual growth rate of approximately 3 - 4%.

Beyond the capability of realizing significantly higher yields for these proven therapeutic proteins, the Cascade technology will also accommodate the harvesting of meaningful quantities of new proteins further adding to the revenue potential that can be derived from each litre of plasma processed.

In March 2005 Hemosol reported that it had successfully scaled-up to the 30-litre pilot scale following completion of both the four-litre development scale and engineering runs. The Company achieved significantly higher protein yields compared to current industry methods. By achieving pilot scale, Hemosol has established a foundation to build clinical scale production by the end of the third quarter of 2005. Once clinical scale is reached, Investigational New Drug applications related to the three initial lead proteins will be prepared and filed with the U.S. Food and Drug Administration, followed by Phase III clinical development activity and full commercial scale-up of the Cascade process.

BIO-MANUFACTURING

In the fourth quarter of 2004, we announced that Hemosol had entered into a manufacturing and supply agreement with Organon Canada Ltd. Hemosol will manufacture and sell to Organon human pharmaceutical products, including licensed "Hepalean(R)" products. Hemosol will be the exclusive manufacturer of the Hepalean products in Canada for Organon. As part of this agreement Hemosol built an aseptic vial filling suite and is on track for inspection and licensing of this facility by Canada's Health Protection Branch. We plan to begin shipping product before the end of the second quarter. This filling capability is also central to providing filled plasma products from Cascade for clinical evaluations slated to begin in 2006.

OXYGEN THERAPEUTICS AND DRUG DEVELOPMENT

Following the cessation of clinical trials, there were significant efforts by the Company in 2004 to modify HEMOLINK(TM), its first-generation oxygen therapeutic product, and to investigate the effects of the modification in pre-clinical studies. These studies were largely conducted and completed in 2004 in preparation for discussions with the FDA which were subsequently held in March of 2005. This meeting clarified the additional pre-clinical development that would be required for HEMOLINK to re-initiate clinical trials.

In light of the limited resources available to the Company, the time and expense likely required to conduct the additional pre-clinical studies on HEMOLINK required by the FDA and the more immediate opportunities presented by the implementation of the Cascade and the commercialization of the resulting plasma-based therapeutic protein products, Hemosol has elected to participate in the oxygen therapeutic market through the development of its second-generation product called "HRC-101". HRC-101 is a more cost-effective, late pre-clinical product that is targeted at high volume blood loss indications (such as those that may occur during emergency blood loss).



                             2004 Annual Report (1)

PRESIDENT'S MESSAGE

Other developments in the drug development pipeline include the advancement of the hemoglobin-based drug delivery technology. We believe that there is a major unmet need in the treatment of liver disease, particularly liver cancer, that can be effectively addressed through the drug delivery technology developed at Hemosol.

Discoveries made in the identification of a new stem cell receptor have also led to the development of a pre-clinical drug candidate in the form of a therapeutic monoclonal antibody targeted at the treatment of Epo non-responsive anemia. We have initiated an active partnering program for this technology, which may address a large segment of the Epo market that is currently underserved.

Hemosol will continue to look for ways to enhance and to extract value from our product pipeline. We believe there is tremendous unlocked value within our proprietary technologies and while the implementation of the Cascade technology and the development of plasma-based therapeutics remain an immediate focus, discussions continue with potential partners and collaborators to secure the resources necessary to move these products towards commercialization.

THE FUTURE

Moving into 2005 and beyond, we look to achieve the next key milestones in our therapeutic protein initiative - moving from technical implementation to the start of clinical activity and ultimately to the commercial sale of these valuable products. We also have active discussions underway to seek additional funding and resources to advance our rich drug development pipeline.

I want to thank our employees for all their hard work throughout this past year as Hemosol made great strides in transforming our business. I also want to thank our shareholders for their patience and support as we continue to implement a strategic plan that we believe will drive sustained shareholder value.

I look forward to sharing with our shareholders our ongoing progress throughout the year.


Yours truly,

/s/ Lee Hartwell

Lee Hartwell
President & CEO


                             2004 Annual Report (2)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Company's 2004 consolidated financial statements and notes therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian
GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in
Note 22 to the Company's 2004 consolidated financial statements. This discussion and analysis is dated March 31, 2005.

NOTE: ALL FIGURES DISCUSSED IN THIS SECTION ARE STATED IN CANADIAN DOLLARS,
      UNLESS OTHERWISE NOTED.


KEY EVENTS SUBSEQUENT TO YEAR END

On March 31, 2005, the Company entered into agreements related to a private placement for total proceeds of approximately $13.4 million. The private placement includes a securities purchase agreement providing for the issuance of a convertible note in the amount of US$5.0 million and a subscription agreement providing for the issuance of 10,948,731 special warrants of the Company.

The convertible note has a second charge over all of the Company's assets, a term of 36 months and bears interest equal to prime plus 2%. The convertible note can be converted into common shares of the Company at the holder's option based on a conversion price of US$0.69 per common share. The securities purchase agreement also contemplates the issuance of a warrant with a term of five years which will entitle the holder of the convertible note to purchase 2,729,122 common shares at an exercise price of US$0.86 per common share up to 54% of the warrants and US$1.04 per common share up to the remaining 46% of the warrants.

The special warrants will be exercisable into one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at an exercise price of $1.00 for a period of 60 months.

In conjunction with the completion of the private placement, the Company has entered into a memorandum of understanding with MDS. MDS will extend the term of its guarantee on the $20 million facility to June 25, 2007, in which case the Facility will be repayable on May 25, 2007. As consideration for the extension the Company will issue to MDS 2,750,000 common share warrants at an exercise price of $0.84 per warrant. The Company has also amended the license agreement with ProMetic where the $4 million cash license fee payment due to ProMetic as a result of the achievement of process definition of the Cascade at Pilot-Scale, replaced with a cash payment of $1 million and the issuance to ProMetic of 3,488,372 common shares within 15 days of the closing of the private placements.

The closing of the private placement is expected to occur during April 2005.


OVERVIEW

Hemosol Corp. ("Hemosol" or "the Company") is a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood-related proteins. The Company is in the process of implementing a novel cascade purification process to recover valuable proteins from human plasma, referred to as the "Cascade". The Company was granted exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ("ProMetic"). The Company intends to leverage its state-of-the-art Meadowpine manufacturing facility (the "Meadowpine Facility") to produce valuable plasma-based therapeutic protein products using the Cascade. The Company is also advancing a number of initiatives to generate revenue through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies.

In addition to the implementation of the Cascade, the Company is continuing to develop a portfolio of protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

Prior to the Company entering into the strategic alliance with ProMetic in June 2004, the Company's principal focus had been on the development of HEMOLINK
(TM)(hemoglobin raffimer)("HEMOLINK"), a hemoglobin-based oxygen therapeutic product. In light of the limited resources currently available to the Company, as well as the time and expense likely required to address certain adverse results noted in the course of clinical trials of HEMOLINK, the Company has determined to delay further clinical development of HEMOLINK and focus its resources on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of plasma-based therapeutic protein products.

Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

Hemosol was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP Inc. (formerly, Hemosol Inc.), which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, the Company concluded a Plan of Arrangement involving Hemosol Inc. (which was renamed LPBP Inc. after the Arrangement became effective), its security holders and MDS Inc ("MDS"). All of the Company's business is conducted through and all of the Company's assets are held by


                             2004 Annual Report (3)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Hemosol LP., a limited partnership. Hemosol is the general partner of Hemosol LP and LPBP Inc. is the limited partner. Hemosol owns approximately 93% of the partnership interest in Hemosol LP, and LPBP Inc. has approximately 7% interest in Hemosol LP.

The Company's shares are listed on the Toronto Stock Exchange (the TSX") under the symbol "HML" and on the Nasdaq National Market ("Nasdaq") under the symbol "HMSL".


PLASMA-BASED THERAPEUTIC PROTEIN OPPORTUNITIES

STRATEGIC ALLIANCE WITH PROMETIC

On June 2, 2004, the Company entered into a license agreement (the "License Agreement") and a strategic alliance agreement (the "Strategic Alliance Agreement") with ProMetic, which governs the Company's rights to the Cascade. The Cascade process was developed under an existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2003 to co-develop and license to third parties proprietary technology for protein purification to recover valuable therapeutic proteins from human blood plasma. The Cascade process integrates novel technologies in a sequence which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma.

The License Agreement provides the Company with the exclusive rights to manufacture, distribute and sell certain therapeutic proteins derived using the Cascade in Canada, the United States and Mexico. The Company's exclusive rights to the Cascade in the United States and Mexico are subject to the Company reaching an agreement with ProMetic on certain performance thresholds. If the Company does not agree on performance thresholds, the Company's rights to use the Cascade in the United States and Mexico will become non-exclusive on the earlier of: (i) the date on which a first investigational new drug application in respect of a protein recovered using the Cascade is cleared with the United States Food and Drug Administration, currently targeted for the end of 2005;
(ii) April 1, 2007; (iii) an earlier date agreed upon in writing by the parties; and (iv) at any time if a Milestone Payment (as defined below) under the License Agreement is due but not paid to ProMetic. For so long as the Company meets its obligations to make the Milestone Payments when due and use its commercially reasonable efforts to adhere to the estimated timing for each Milestone (as defined below) set out in the License Agreement, the Company will retain exclusivity over its right to use the Cascade in Canada. However, even if the Company's rights become non-exclusive, it will be able to continue to exploit the technology on a non-exclusive basis in those markets, and it will also be entitled to participate in the sharing of revenues derived from further licensing of the Cascade by ProMetic in Canada, the United States and Mexico, subject to the development by the Company of secondary processes to be used in connection with the Cascade and the deduction of certain business and development costs by each party.

As consideration, for the entering into the memorandum of understanding relating to the alliance with ProMetic, in December 2003, the Company issued 2,000,000 common shares to ProMetic. In consideration for the entering into of the License Agreement and the Strategic Alliance Agreement, the Company issued an additional 1,000,000 common shares to ProMetic and paid ProMetic $1.5 million, in June 2004. The Company will also pay a staged license fee of approximately $14 million in exchange for its license rights to the Cascade (please see Note 6 to the Consolidated Financial Statements). Discrete payments of this staged license fee ("Milestone Payments") will be due and payable to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones ("Milestones") at approximately equal intervals over the next three to four years. The final Milestone Payment will consist of $5 million and will be triggered by the receipt of the first regulatory approval for the commercial sale of the first therapeutic protein product manufactured using the Cascade. In addition to the license fee, the Company will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers or a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.

The Company has agreed in the License Agreement that ProMetic will be its exclusive supplier of affinity absorbents, or ligands, referred to herein as "resins", which are necessary for the isolation and purification of proteins from plasma using the Cascade, and ProMetic has agreed to supply resins to the Company on commercially reasonable terms and in quantities sufficient to meet the Company's requirements.

The Company's rights to use the Cascade are granted by ProMetic for a term expiring on the later of 45 years from the date of the License Agreement and the expiry of the last of the patents necessary in order to use the Cascade. The License Agreement also contains standard termination provisions.

The American Red Cross and ProMetic are providing technical and engineering documentation and support to the Company to assist with the initial installation and implementation of the Cascade at the Meadowpine Facility. Engineering (or "test") runs of the process at the four litre scale at the Company's Meadowpine Facility began in December 2004. Consistency runs at this scale were completed in January 2005 and are being followed by scale-up to a 30 litre (or "pilot") level to confirm scalability of the process. Pilot tests at the 30 litre level are expected to be completed by the end of the first quarter of 2005.

Under the terms of the Strategic Alliance Agreement, Hemosol and ProMetic have agreed to work together in an effort to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other licensees of ProMetic outside of North America. The supply of clinical trial material in these circumstances will involve obtaining regulatory approvals from each foreign jurisdiction where clinical trial material is supplied. In the Strategic Alliance Agreement, Hemosol and ProMetic also agreed



                             2004 Annual Report (4)
to jointly develop and commercialize secondary steps and processes to which proteins isolated using the Cascade may be required to be subjected in order to ensure that the yields or the level of purification, viral safety, quality assurance and control and processing are satisfactory to the relevant regulatory bodies or generally requested in the markets in which such proteins are intended to be used.

The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where the Company uses the Cascade to produce therapeutic proteins that are already licensed in a given market but produced using a different process, the requisite approval process may be abridged as compared to the approval process required for a novel product. Under this abridged scenario, the Company or the party for whom the Company is manufacturing the product under contract will be required to undertake clinical trials to demonstrate that the given product is "non-inferior" (i.e., displays the same key therapeutic and safety qualities) to the existing licensed product. Where the Company seeks to commercialize a novel product which does not have a licensed equivalent, a full scale clinical trial and approval process will be required, which may be two to three years longer than the abridged approval process described above. Regulatory authorities may also require separate approval for each additional proposed indication for the use of such products. In addition, the Meadowpine Facility will also have to be approved by regulators in the various jurisdictions in which it or a third party seeks marketing approval for therapeutic proteins produced using the Cascade. Further capital will need to be raised by the Company to allow it to take the steps necessary to obtain the requisite regulatory approvals.

The Company is currently assessing a number of strategic options with respect to the funding of clinical trial activity and the application process for the regulatory approvals required to commercialize the therapeutic proteins isolated by the Cascade. The Company may choose to implement any or a combination of the following options: (i) obtain and hold the regulatory approvals directly; (ii) obtain and hold the regulatory approvals jointly with a third party; or (iii) provide manufacturing services to third parties who would obtain and hold the regulatory approvals for any specific therapeutic protein.

RESOURCES

From inception, the Company has focused on the development of products and the requisite technology related to the commercial exploitation of blood proteins. The Meadowpine Facility is well suited to exploit the Cascade technology in a timely and efficient manner. The 130,000 square foot state-of-the-art facility is designed to be compliant for aseptic processing of therapeutic proteins with current good manufacturing practices as defined in guidelines published by the United States Food and Drug Administration, as well as with the equivalent requirements of applicable European guidelines. Although the Meadowpine Facility has the infrastructure, utilities and a significant portion of the equipment required to support the Cascade, it will require additional investment to allow it to reach its full commercial processing potential. In addition, the Company's personnel have extensive experience in key aspects of the Cascade process, such as chromatography, aseptic processing and purification of therapeutic proteins derived from blood. Dr. Dirk Alkema, Vice-President, Operations at Hemosol previously managed the plasma fractionation facility that serviced the Canadian market. Recently, Edward Lane joined the Company's Board of Directors. Mr. Lane previously served as Chief Financial Officer of the Canadian Red Cross and Chief Executive Officer of the Canadian Fractionation Corporation. The Company intends to continue to enhance its management team to facilitate its business.

IMPLEMENTATION STATUS

Between June and November 2004, Hemosol personnel regularly visited the American Red Cross facility located in Gaithersburg, Maryland, U.S., to familiarize themselves with the Cascade technology and to participate in the technology transfer process. In November 2004, the American Red Cross completed consistency runs of the Cascade at a four litre development scale at its facility with the support of Hemosol personnel, confirming that target yields were achievable. Test runs of the process at the four litre scale at the Meadowpine Facility began in December 2004. Consistency runs at this scale were completed in January 2005 and will be followed by scale-up to a 30 litre (or "pilot") level to confirm scalability of the process, expected to be completed by the end of the first quarter of 2005. Doing so will:


o    trigger a Milestone Payment of $4 million to ProMetic;

o    demonstrate the scalability of the Cascade to commercial levels; and

o provide engineering data necessary to develop the process to clinical and full commercial scale.


                             2004 Annual Report (5)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




RECENT DEVELOPMENTS

HEMOLINK

Prior to the Company entering into the strategic alliance with ProMetic in June 2004, the Company's principal focus had been on the development of HEMOLINK, a highly purified, hemoglobin-based oxygen therapeutic product (historically termed a blood substitute product). In early 2003, the Company terminated clinical trials of HEMOLINK as a result of indications of a potential increase in certain cardiovascular adverse events in the HEMOLINK group. In 2004, the Company conducted a series of non-clinical studies on HEMOLINK to determine the mechanism that caused such adverse events. Based on data derived from these non-clinical trials, the Company believes that certain modifications related to reducing low molecular weight components may be effective modifications of HEMOLINK to deal with the adverse results. In March 2005 Hemosol met with the FDA to obtain further guidance relative to additional preclinical studies that would be required for a HEMOLINK product modified by reducing low molecular weight components. FDA outlined four preclinical studies that would need to be completed prior to Hemosol being able to return to an active clinical development program with the modified HEMOLINK. This recent interaction with the FDA established a defined pathway for what would be required in order to continue the development of HEMOLINK and the Company will be reviewing its plans for this continued work taking into account available internal resources. In the near term the Company has determined that its resources will remain focused on the implementation of the Cascade and the commercialization of plasma-based therapeutic proteins.

ORGANON SUPPLY AGREEMENT

On September 28, 2004, the Company announced that it had entered into a manufacturing and supply agreement (the "Supply Agreement") with Organon Canada Ltd. ("Organon"). Organon, based in New Jersey, U.S., is one of the three pharmaceutical business units of Akzo Nobel, a leading global company in health care products, coatings and chemicals based in the Netherlands. Under the terms of the Supply Agreement, the Company will manufacture and sell to Organon human pharmaceutical products, including licensed "Hepalean(R)" products ("Hepalean Products"). The Company will be the exclusive manufacturer of the Hepalean Products in Canada and will only sell Hepalean Products to Organon and its affiliates. The fees payable by Organon for the Hepalean Products supplied by the Company have been determined in the Supply Agreement. The net revenues from the manufacturing and supply of Hepalean Products to Organon are not expected to be material to the Company's overall cash burn.

The Supply Agreement has an initial term of three years and production of the Hepalean Products is scheduled to begin by April 30, 2005, subject to obtaining manufacturing process validation and licensing by Health Canada of the Meadowpine Facility for the manufacture of these products in Canada. In addition, the Company has acquired the equipment and is in the process of installing and testing a vial filling line to produce Hepalean Products. This vial filling line will complement its existing capability of aseptic filling into IV transfusion bags and will support other business opportunities, including the implementation of our strategic alliance with ProMetic. The Company expects that the vial filling line will be operational in time to commence production of Hepalean Products by April 30, 2005, subject to the receipt of the necessary licensing approvals by Health Canada.

Hepalean Products are derived from heparin sodium, an agent used in the treatment of thrombophlebitis, phlebothrombosis and cerebral, coronary and retinal vessel thrombosis to prevent extension of clots and thromboembolic phenomena. Heparin is also used to prevent the occurrence of thromboembolism and to prevent clotting during dialysis and other surgical procedures, particularly vascular surgery.

PLAN OF ARRANGEMENT WITH MDS

On April 30, 2004, the Company concluded a Plan of Arrangement (the "Arrangement") with MDS, a related party, under which the Company, through a reorganization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing accumulated future tax assets amounting to approximately $120 million in exchange for a $16 million ($13.9 million after transaction expenses) cash infusion. As a result of the Arrangement, Hemosol Corp. became the successor to Hemosol Inc. (which was renamed LPBP Inc. after the Arrangement became effective). Pursuant to the
Arrangement:

o The business of Hemosol Inc. (the "Blood Products Business") was transferred to Hemosol LP, a newly formed Ontario limited partnership, and Hemosol LP assumed all liabilities of the Blood Products Business. Approximately 93% of the partnership interest in Hemosol LP is owned by the Company and the remaining partnership interest in Hemosol LP is owned by LPBP Inc. The Company controls Hemosol LP as the general partner and LPBP Inc. is a limited partner.

o MDS transferred certain assets relating to its Ontario clinical laboratory services business to a newly formed Ontario limited partnership (the "Labs Partnership"). LPBP Inc. owns 99.99% of the partnership interests in the Labs Partnership and MDS indirectly owns 0.01% of the partnership interests in the Labs Partnership.

o The Company received gross cash proceeds of $16 million on April 30, 2004, the date closing the Arrangement, from LPBP Inc., of which $1 million of such proceeds are held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc. which arise within the one-year period following April 30, 2004.


                             2004 Annual Report (6)

o MDS surrendered 500,000 of its warrants previously issued and waived its entitlement to 2,000,000 of the warrants to be issued in relation to extending its guarantee of the Company's $20 million credit facility.

o Shareholders of Hemosol Inc., including MDS effectively exchanged each Hemosol Inc. common share for one common share of the Company and one Class A common share of LPBP Inc. (each, a "LPBP Class A Share"). The share ownership of the Company immediately after the Arrangement mirrored Hemosol Inc.'s share ownership immediately prior to the Arrangement.

o Outstanding convertible securities of Hemosol Inc. became convertible securities to purchase common shares of the Company on identical terms (other than a reduction of the exercise price by $0.04 per share to account for the fact that convertible security holders will not be entitled to receive Class A common shares of LPBP Inc. on exercise).

o On April 30, 2004, in conjunction with the Arrangement, Hemosol Inc. cancelled all Hemosol Inc. options and the Company issued 3,513,612 new options as replacement options. The executives received 2,766,225 of these options with an exercise price of $0.86 vesting during October 2004. The non-executives received the remaining 747,387 of these options with an exercise price of $1.56 vesting during December 2005.

o Stock options of the Company with the same vesting and exercise terms and an exercise price equal to the exercise price of the existing stock option (less $0.04 to account for the fact that they will not be entitled to receive Class A common shares of LPBP Inc. on exercise) were issued to replace existing stock options of Hemosol Inc. In addition, certain holders of Hemosol Inc. stock options received stock options to purchase common shares of the Company, in respect of stock options that were conditionally granted to them in 2003 as a retention incentive and not in respect of other stock options.

As a result of the Arrangement, shareholders of Hemosol Inc., excluding MDS and its subsidiaries (the "Public Shareholders"), hold 0.44% of the equity of LPBP Inc. through the holding of LPBP Class A Shares (representing not less than 52.5% of the voting securities of LPBP Inc.) and MDS holds 99.56% of the equity of LPBP Inc. through the holding of LPBP Class A Shares and Class B non-voting shares of LPBP Inc. (representing not more than 47.5% of the voting securities of LPBP Inc. in the aggregate). The Arrangement was approved by more than two-thirds of the votes cast by Hemosol Inc. shareholders, warrant holders (excluding MDS in its capacity as warrant holder) and holders of broker options (collectively, the "Securityholders") at an annual and special meeting held for such purpose on April 20, 2004 and by a majority of the votes cast by minority shareholders voting at the meeting (which minority shareholders excluded MDS and certain entities related to MDS). The Arrangement was subsequently approved by the Superior Court of Justice of Ontario on April 29, 2004.

NASDAQ Listing

On June 21, 2004 Hemosol received a letter from NASDAQ informing the Company that it was not in compliance with the minimum bid price of U.S. $1.00 per share during the last 30 consecutive business days and that it had until December 20, 2004 to regain compliance. If the Company did not regain compliance with the minimum bid price requirement by December 20, 2004 it may qualify, as of such date, for an additional 180 days extension of the compliance period to regain compliance.

On December 21, 2004, the Company received from NASDAQ an additional 180 day extension (to June 16, 2005) to regain compliance with NASDAQ's minimum bid price requirement. The Company intends to maintain its NASDAQ listing and has a number of options at its disposal to do so, including a share consolidation.

CAPITAL EXPENDITURES

During the last three fiscal years, Hemosol has invested $71.5 million in developing HEMOLINK and other therapeutics and $78.4 million in capital expenditures, of which $74.7 million was related to its Meadowpine facility and $3.7 million was related to production equipment, information technology and various lab equipment expenditures. As a result of the clinical trials being halted, Hemosol began to look for new opportunities to generate revenue by using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmacetucial sectors focused in the area of blood and blood protein products.

In 2004, the Company secured its first significant contract manufacturing opportunity with Organon. This resulted in the Company having to make some capital modifications to its facility to accommodate this revenue generating opportunity. In 2004, the Company spent $1.4 million in capital expenditures related to contract manufacturing activities, of which $1.2 million was for a new vial filling suite. For 2005 the Company plans to spend approximately $ 1.0-1.5 million in additional capital expenditures.


                             2004 Annual Report (7)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

NET LOSS

The Company's net loss decreased from $34.9 million or $0.75 per share for the year ended December 31, 2003 (2002- $54.8 million or $1.23 per share) to $10.1 million or $0.18 per share for the year ended December 31, 2004, a decrease of $24.8 million. This decrease in net loss resulted primarily from cost savings plans implemented in both June 2002 and April 2003, the recording of future tax recovery and the recording of the $6.8 million net gain realized on the sale of tax losses, which were partially offset by the recording of non-cash stock based compensation expenses of $3.0 million.

During the year the Company amortized approximately $2.2 million in deferred charges related to the $20 million credit facility.

OPERATING EXPENSES

The Company's operating expenses consist of research and development expenses, administration, marketing and business development, and support services expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical study activity, the optimizing of the manufacturing process and the costs of producing materials for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as director's and officer's insurance and human resource development costs.

Marketing and business development costs are comprised of business developments costs associated with contract manufacturing and pipeline partnering activities. Support services include the cost of information technology, security, materials management and purchasing.

Total operating expenses for the year ended December 31, 2004 decreased to $18.6 million from $32.1 million for the year ended December 31, 2003, a decrease of $13.5 million.


SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES

Scientific and process development expenses decreased from $10.8 million for the year ended December 31, 2003 (2002-$15.3 million) to $10.6 million for the year ended December 31, 2004, a decrease of 2%. This decrease was due primarily to the reduced personnel expenses associated with manufacturing and a reduction of drug development activities specifically related to HEMOLINK and is offset by the recording of non-cash stock based compensation expenses of $1.5 million.

REGULATORY AND CLINICAL EXPENSES

Regulatory and clinical expenses decreased from $5.8 million for the year ended December 31, 2003 (2002-$17.2 million) to $1.3 million for the year ended December 31, 2004, a decrease of 78%. This decrease in clinical and regulatory costs result from specific cost savings measures as well as a decrease in site activity due to suspended enrollment in the Company's HEMOLINK clinical trials offset by the recording of stock-based compensation expense of $0.1 million.

ADMINISTRATION EXPENSES

Administrative expenses decreased from $6.6 million for the year ended December 31, 2003 (2002-$6.1 million) to $5.1 million for the year ended December 31, 2004, a decrease of 23%. This decrease in administrative costs result from a reduction in salaries, recruitment costs and general consulting expenses offset by the recording of stock-based compensation expense of $1.4 million. The increase in 2003 from 2002 was due primarily to severance and retention compensation as a result of the working notice given April 7, 2003, as well as legal and advisory fees related to the restructuring of the Company.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES

Marketing and business development expenses decreased from $1.8 million for the year ended December 31, 2003 (2002-$6.0 million) to $1.0 million for the year ended December 31, 2004, a decrease of 44%. This decrease was primarily due to a reduction in costs associated with HEMOLINK medical education, symposia participation and communication programs focused within the medical community which were offset by business development costs associated with contract manufacturing and pipeline partnering activities. In 2004, expenses incurred in this category mainly related to business development and investor relation activities.

SUPPORT SERVICES

Support services expenses decreased from $1.3 million for the year ended December 31, 2003 (2002-$2.6 million) to $0.6 million for the year ended December 31, 2004, a decrease of 54%. This decrease was due primarily to salary reductions associated with the cessation of HEMOLINK clinical trials. The decrease in 2003 from 2002 was a result of reduced inventory due to HEMOLINK clinical trials being halted.


                             2004 Annual Report (8)

AMORTIZATION OF DEFERRED CHARGES

Amortization of deferred charges decreased from $5.0 million for the year ended December 31, 2003 (2002-$1.6 million) to $2.2 million for the year ended December 31, 2004, a decrease of 56%. This represents the charge related to the amortization of deferred charges on the Company's $20 million credit facility which was entered into in October 2002. The issuance of the additional 2,000,000 warrants (of which 1,333,335 have vested) allowed the Company to extend the term of the guarantee from October 21, 2004 to June 20, 2005 and the credit facility expiry date from October 1, 2004 to May 25, 2005.

INTEREST

Net interest expense increased from $0.5 million for the year ended December 31, 2003 (2002-interest income $0.8 million) to $0.8 million for the year ended December 31, 2004, an increase of 60%. The change was a result of lower balances in cash and cash-equivalents as well as the Company fully drawing down funds from its $20 million credit facility.

MISCELLANEOUS INCOME

The miscellaneous income for 2003 resulted from (i) net proceeds from an insurance policy on July 15, 2003 in the amount of $1.7 million and (ii) the sale of equipment in December 2003 for net proceeds of $1.1 million.



CASH FLOW

OPERATING ACTIVITIES

The cash used by operating activities decreased from $26.7 million for the year ended December 31, 2003 (2002-$40.4 million) to $14.6 million for the year ended December 31, 2004, a decrease of 45%. The significant decrease was a result of restructuring measures implemented in April 2003, specifically, a reduction in cost expenditures associated with HEMOLINK activity.

INVESTING ACTIVITIES

On June 3, 2004 the Company paid ProMetic $1.5 million upon the signing of a definitive license agreement and also issued an additional 1,000,000 common shares recorded at $1.26 per share.

On April 30, 2004, upon closing the Arrangement, the Company received $15.0 million ($12.9 million net of transaction expenses), from LPBP Inc. Additional proceeds of $1 million are being held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc. which may arise within the one-year period following April 30, 2004.

In 2003 the cash used in investing activities was largely related to the cost incurred for validating the manufacturing facility for HEMOLINK offset by proceeds of $1.1 million related to the sale of equipment.

FINANCING ACTIVITIES

In 2002 the Company received gross proceeds of approximately $22.0 million from a public offering of its common shares in Canada. Share issue costs associated with this offering were approximately $2.8 million, of which $0.7 million was non-cash and related to the valuation of common shares issued to the underwriters as fees.

In 2003 the Company received net proceeds of $5.4 million representing the net proceeds from the series A and B special warrants issued in November 2003, of which $0.4 million was placed in escrow. On January 23, 2004, $0.4 million representing the net proceeds from the series B special warrants issued in November 2003 was released from escrow to the Company.

In 2003 the Company also fully drew down on its funds from its $20 million credit facility.

In 2004, the Company received gross proceeds of $0.2 million for the conversion of 249,996 common share purchase warrants of which 199,999 were exercised prior to the Arrangement at an exercise price of $0.90 and the remaining were exercised after the Arrangement at an exercise price of $0.86 to common shares, related to the November 28, 2003 series A and series B special warrants issuances.

QUARTERLY FINANCIAL DATA (THOUSANDS OF DOLLARS)

                 2004    2004     2004     2004     2003      2003     2003     2003      2002    2002     2002     2002
                  Q4       Q3      Q2       Q1       Q4       Q3        Q2       Q1       Q4        Q3      Q2       Q1
               12/31/04 9/30/04 6/30/04  3/31/04  12/31/03 9/30/03   6/30/03  3/31/03  12/31/02  9/30/02 6/30/02  3/31/02
               -------- ------- -------- -------- -------- --------- -------- -------- --------- ------- -------- --------
REVENUE             0       0        0        0        0         0        0        0         0       0        0        0
Loss from
operations      5,019   5,603    4,518    3,463   10,411     4,274    8,099    9,195    10,454   9,632   15,476   11,617
Net loss
(income)
for the
period          4,486   3,596   (2,929)   4,995   10,947     3,984    9,624   10,387    11,408   11,754  19,923   11,749
Net loss
(income)
for the
period
per common
share            0.08    0.06   (0.05)     0.09     0.22      0.09     0.21     0.23      0.26    0.26     0.47     0.29
-------------- -------- ------- -------- -------- -------- --------- -------- -------- --------- ------- -------- --------


                             2004 Annual Report (9)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, the Company had $5.2 million of cash and cash-equivalents. On April 30, 2004, the Company received proceeds of $16.0 million ($13.9 million net of transaction expenses), including $1.0 million currently held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc, which arise within the one-year period following April 30, 2004) along with certain other consideration upon completion of the Arrangement. The proceeds allowed the Company to continue with a number of value-creating initiatives including:

o    The ongoing implementation of the Cascade;

o The opportunity to provide biomanufacturing services to other biotech companies; and

o    Further development of product candidates in the research pipeline.

Hemosol has not been profitable since inception, and at December 31, 2004, the Company had an accumulated deficit of $266.2 million.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company is actively pursuing further opportunities to generate revenues and reduce its cash burn such as using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. In September 2004, the Company signed a multi-year agreement with Organon Canada. Revenues from this agreement are expected to modestly contribute to reducing the monthly cash burn rate beginning in 2005.

The Company believes that it will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time which casts substantial doubt on the Company's ability to continue as a going concern (see key events subsequent to year end above).

Hemosol's investment policy is to invest its excess cash in short-term government securities and in at least R-1 mid-rated investment grade corporate commercial paper as determined by the Dominion Bond Rating Service to ensure liquidity and preservation of capital. The Company has an exposure to the U.S. dollar as portions of its operating expenses arise from activities conducted in the U.S. The Company periodically enters into forward foreign exchange rate contracts to fix a portion of its U.S. dollar expenses.

COMMITMENTS

LONG-TERM DEBT

On October 25, 2002, the Company entered into a credit facility agreement with the Bank of Nova Scotia in the amount of $20 million. This facility is guaranteed by MDS (the "Guarantee"), a shareholder with greater than 10% shareholding in the Company and has a number of appointees to the Board of Directors, and is collateralized by a fixed and floating charge over all of the assets of the Company. Under the Guarantee, MDS is subrogated and takes an assignment of the rights and remedies of the Bank of Nova Scotia under the facility. Borrowings under the facility will bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly.

On November 22, 2002, the Company issued 6,000,000 common share purchase warrants at an adjusted (post-Arrangement) exercise price of $0.96 per share in connection with the finalization of the $20 million credit facility [see note 13[a] in the consolidated financial statement notes]. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option pricing model and are exercisable, in whole or in part, on or prior to the later of: November 22, 2005; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is May 25,2005. As part of the Arrangement, MDS reduced its entitlement in the 6,000,000 common share purchase warrants by 500,000 to 5,500,000 common share purchase warrants. To date, none of these warrants have been exercised.

As part of a special meeting of the shareholders that was held on January 22, 2004, the Company was authorized to issue an additional 4,000,000 warrants to MDS. The issuance of the warrants had the effect of extending the expiry date of the facility from October 1, 2004 to May 25, 2005. As part of the Arrangement the 4,000,000 warrants were reduced to 2,000,000 warrants and issued on August 25, 2004. Of these 2,000,000 warrants, 1,333,333 had vested as of December 31, 2004 and the remaining 666,667 will continue to vest equally over the next four months.

PROMETIC

The Company has agreed to pay ProMetic additional milestone payments with a maximum aggregate value of approximately $14.0 million. The remaining milestone payments will be due and payable by Hemosol to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones.

In addition to the licence fee, Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.


                            2004 Annual Report (10)

OPERATING LEASES

The future minimum annual lease payments under operating lease agreements for equipment in aggregate for the years ending December 31 are approximately as follows:

                                          $(000s)
---------------------------------------- -----------
2005                                          201
2006                                           93
2007                                           76
2008                                           13
2009                                            0
Thereafter                                      --
---------------------------------------- -----------
                                              383


OUTSTANDING SHARE DATA

On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants, issued on November 28, 2003, were exercised for no additional consideration, after receiving shareholder approval, for the issuance of 7,841,800 common shares and 3,920,900 common share purchase warrants issuable upon exercise of the Series A and B special warrants. In addition, the Company issued 392,090 broker options as payment for costs related to the issuance of the Series A and B special warrants. The broker options have an exercise price of $0.71 and entitle the option holders to purchase, in aggregate, 392,090 common shares and 196,045 common share purchase warrants at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"]for 20 consecutive trading days is greater than or equal to $2.25. As at December 31, 2004, no broker options have been exercised.

Each of the 4,116,945 common share purchase warrants issued as a result of the exercise of the Series A and B special warrants and the broker options entitle the holder to purchase one common share at a price of $0.86 per common share, at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notices the warrant holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. As at December 31, 2004, a total of 249,996 common share purchase warrants have been exercised.

On June 2, 2004 upon signing a definitive license agreement with ProMetic 1,000,000 common shares were issued and recorded at $1.26 per share.

On August 18, 2004, the Company issued to MDS an additional 2,000,000 warrants related to the establishment of the Company's $20 million credit facility in 2002. The cost of these warrants with a fair value determined using the Black-Scholes option pricing model amounted to approximately $1.0 million.

As of March 31, 2005 the Company's outstanding common shares were 57,195,580, and warrants and options were 16,142,682.



APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The Company has identified the following accounting policies that it believes requires the application of management's subjective judgment, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The Company's actual results may differ from these estimates and such differences could be material.

INVENTORY

Inventory consists of raw materials that can be used in production for commercial or research purposes. The Company values its inventory at the lower of direct acquisition cost, determined on a first-in, first-out basis and replacement cost.

PATENTS AND TRADEMARKS

Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management periodically reviews the carrying value of its patents and trademarks and if they determine that it is unlikely that they will be able to fully recover the carrying value of the patent and trademark from the undiscounted cash flow that can be generated in the future from related products or services, the patent and trademark is written down to approximate managements estimate of their net realizable value.

LICENSE TECHNOLOGY

License technology costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 15 years. Management periodically reviews the carrying value of its license technology whenever events or changes in circumstances indicate that the carrying amount of the license may not be recoverable by comparing the carrying amount to the estimated undiscounted future net cash flows. The Company writes down the costs associated with the license when the value is determined to be impaired.


                            2004 Annual Report (11)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

DEFERRED DEBT ISSUE COSTS

Deferred issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized using the straight line method over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

STOCK-BASED COMPENSATION

Hemosol adopted the new rules for accounting for stock-based compensation, as set out in the Canadian Institute of Chartered Accountants (CICA) Handbook
Section 3870, for options granted after January 1, 2003. Under these new rules, Hemosol records compensation expense equal to the fair value of options issued to employees. The fair value of each issued option is amortized to income on a straight-line basis over its vesting period. For the year ending December 31, 2004, Hemosol expensed $3.0 million related to stock options granted during the year.

The Black-Scholes model used to calculate option values requires four subjective assumptions, being future stock price volatility, risk free rate, expected dividend yield and expected time until exercise. A significant change in these estimates could have a material impact on our results of operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and other long-lived assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their useful life. Hemosol amortizes long-lived assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the long-lived asset is expected to contribute directly or indirectly to our future cash flows. Hemosol determines the useful lives of long-lived assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of a long-lived asset, which could have a material impact on the Company's results of operations.

Assets under construction or validation for commercial purposes are not amortized until available for use.

Management reviews the carrying amount of property, plant and equipment and long-lived assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount were not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value. Some of the more significant estimates and assumptions inherent in determining fair value include: (i) the amount and timing of the future cash flows; and (ii) the discount rate reflecting the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventories, basis for stock-based compensation, impairment of patents and trademarks and other long-lived assets and the useful lives of long-lived assets.



RISKS AND UNCERTAINTIES

GENERAL BUSINESS RISKS

Hemosol's ability to continue as a going concern is dependent upon its ability to secure additional financing.

Hemosol's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its product development activities, implement the Cascade at the Meadowpine Facility and successfully bring its products to market.

Currently, the Company is in discussions with strategic investors and financial institutions to obtain additional financing in several different forms. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

The Company has a history of losses and expects future losses.

The Company has had losses from operations for each fiscal year since its inception. The Company expects to continue to incur losses from operations until it is able to generate revenues from therapeutic proteins derived from the Cascade or any of its other initiatives. While the Company also continues to advance a number of initiatives to generate revenue in the near term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector, Hemosol is unlikely to realize significant revenues in the near term from therapeutic proteins derived from the Cascade or any of its other initiatives. Consequently, Hemosol expects net cash outflows and operating and net losses to continue for the near term. In addition, if Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.


                            2004 Annual Report (12)

Hemosol's products are in various stages of development and have not yet been produced or marketed commercially, making it difficult to evaluate its business.

Hemosol's operations to date have consisted primarily of developing and testing its products. The Company has no operating history upon which to evaluate its business and prospects. To succeed, the Company must develop its products on a commercial scale, which will require, among other things, obtaining appropriate regulatory approvals, identifying and successfully penetrating key markets for its products and selling sufficient quantities of its products at the margins necessary to fund the Company's continuing operations and growth strategy.

RISKS ASSOCIATED WITH THE CASCADE

Hemosol cannot assure you that it will be able to successfully implement the commercially unproven Cascade process in order to generate revenues or achieve profitability.

The Company is the first licensee of the Cascade and will be the first party to attempt to implement the technology on a commercial scale. The principal process and technology of the Cascade is composed of a series of discrete steps that have been optimized and aggregated into a unique sequence, and the effectiveness of the Cascade as a whole is unproven on a commercial scale. Consequently, the Company cannot assure you that it will be able to successfully implement the Cascade in order to generate revenues or achieve profitability.

The exclusivity of Hemosol's rights to the Cascade may expire in certain circumstances. The exclusivity of the Company's rights to the Cascade will expire on the occurrences of certain events unless Hemosol and ProMetic agree on performance thresholds, including market penetration, facility expansion and minimum royalty payments. Its rights to the Cascade in the United States and Mexico will become non-exclusive on the earlier of (i) the date on which a first investigational new drug application in respect of a protein recovered using the Cascade is cleared with the United States Food and Drug Administration, currently targeted for the end of 2005; (ii) April 1, 2007; (iii) an earlier date agreed upon in writing by the parties and (iv) at any time if a Milestone Payment under the License Agreement is due but not paid to ProMetic. Hemosol's rights to the Cascade in Canada will become non-exclusive if it fails to meet its obligations to make the Milestone Payments when due or use its commercially reasonable efforts to adhere to the estimated timing for each Milestone.

The Company will continue to work with ProMetic to negotiate and establish performance thresholds satisfactory to both parties to allow it to maintain the exclusivity of its license to use the Cascade in the United States and Mexico. However there is no guarantee that the Company will be able to make the Milestone Payments or reach a satisfactory agreement with ProMetic.

Hemosol's ability to commercialize therapeutic proteins derived from the Cascade is subject to securing sufficient quantities of processing materials on acceptable terms.

In order to successfully implement the Cascade and achieve its commercial goals, Hemosol will require a sufficient supply of processing materials from third parties, including affinity resins from ProMetic and plasma from the American Red Cross or other sources.

Hemosol cannot implement or use the Cascade without affinity resins. The Company has agreed in the License Agreement that ProMetic will be its exclusive supplier of affinity resins and ProMetic has agreed to supply affinity resins to the Company on commercially reasonable terms and in quantities sufficient to meet its requirements. No assurance can be given that the terms and quantity of the supply of affinity resins from ProMetic will allow the Company to achieve profitability.

Human blood plasma is required as a source material to derive therapeutic proteins using the Cascade. Plasma in one of several key products that are supplied through the donation of blood at blood collection centres. Plasma can be purchased in bulk quantities from a variety of suppliers on a global basis. No assurance can be given that the Company will be able to negotiate a definitive agreement for plasma supply or that the terms of such agreement would be acceptable to the Company in order to allow it to achieve profitability.

If the Company is unable to develop or maintain adequate sources of plasma or affinity resins on acceptable terms, its business would be adversely affected.

The commercialization of therapeutic proteins derived from the Cascade is subject to receipt of regulatory approvals. The commercialization of therapeutic proteins derived from the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where the Company uses the Cascade to manufacture therapeutic proteins derived from the Cascade that are already licensed in a given market but produced using a different process, the requisite approval process may be abridged as compared to the approval process required for a novel product. However, where Hemosol seeks to commercialize a novel therapeutic proteins derived from the Cascade, which does not have a licensed equivalent, a full-scale clinical trial and approval process will be



                            2004 Annual Report (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


required. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. In addition, the Company's Meadowpine facility will have to be approved by regulators in the various jurisdictions in which it or a third party seeks marketing approval for therapeutic proteins derived from the Cascade. Hemosol cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed. If Hemosol does not receive the appropriate regulatory approvals, it will not be able to market or sell these products, and its business will be adversely affected.

The opportunities pursuant to Hemosol's strategic alliance with ProMetic will depend on allocation of responsibility for obtaining regulatory approvals for therapeutic proteins derived from the Cascade.

The commercialization of therapeutic proteins derived from the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. The Company is currently assessing a number of strategic options with respect to the allocation of responsibility for making applications for such regulatory approvals and funding of clinical trial activity relating to the approval process. The opportunities available pursuant to its strategic alliance with ProMetic will be impacted by whether regulatory approvals for therapeutic proteins derived from the Cascade that it intends to manufacture are obtained and held by it directly, by it jointly with ProMetic, by third parties, or a combination of these available alternatives.

Hemosol does not own the intellectual property rights to the Cascade.

The Cascade was developed under the existing strategic alliance between ProMetic Biosciences Ltd., an affiliate of ProMetic, and the American Red Cross. ProMetic Biosciences Ltd. has licensed the rights to the Cascade to ProMetic and ProMetic has licensed such rights to Hemosol pursuant to the License Agreement. Although the Company has entered into the License Agreement with ProMetic for the Cascade, it does not own the intellectual property rights to the Cascade. Consequently, the Company only has the license rights provided to it in the License Agreement and must rely on ProMetic to ensure that competitors do not infringe on the Cascade and to fully protect the intellectual property rights relating to the Cascade.

In an intervention to the License Agreement, the American Red Cross has agreed to maintain and support the Company's rights to use the Cascade in the event that it is entitled to terminate the License Agreement for reasons including ProMetic's bankruptcy or insolvency. However, in the event of the bankruptcy or insolvency of ProMetic Biosciences Ltd. or ProMetic, the Company's rights under the License Agreement may be adversely affected.


RISKS ASSOCIATED WITH THE COMMERCIALIZATION OF THE COMPANY'S PRODUCTS

The Company is dependent on substantial working capital for the successful commercialization of its products. The Company requires substantial working capital to properly develop, manufacture and sell its products. The Company believes that, following the proactive steps taken in April 2003 to reduce cash burn, its current cash resources, will be sufficient to fund its anticipated operating and capital expenditures into the second quarter of 2005, exclusive of Milestone Payments which may become due to Prometic. Accordingly, the Company will require additional financing prior to that time. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

o    the achievement of Milestones under the License Agreement;

o whether regulatory approvals for therapeutic proteins derived from the Cascade that the Company intends to manufacture are obtained and held by it directly, by it jointly with third parties, or a combination of these available alternatives;

o    research and development and clinical trial results generally;

o    changes in any aspect of the regulatory process; and

o delays in obtaining all requisite regulatory approvals for the Company's products and its Meadowpine facility.

Hemosol's capital-raising efforts could involve the issuance and sale of additional Hemosol shares or debt and/or the sale of some of its assets. The Company may not be able to raise any debt or equity financing if and when it is needed. If any required financing is not available, Hemosol's ability to continue as a going concern will be in substantial doubt.

The Company has limited financial resources, which could adversely impact its ability to commercialize its products.

To date, the Company has carried out its production activities only on research and pilot scales. In order to commercialize therapeutic proteins derived from the Cascade and/or its other products successfully, the Company must be able to manufacture such products in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In light of the recent refocusing of the Company's strategy to pursuing plasma-based therapeutic protein opportunities and to providing manufacturing services to third parties, its Meadowpine facility will require investment by it to install additional specialized manufacturing equipment to permit the production of therapeutic proteins derived from the Cascade and/or the Company's other products. The Company's Meadowpine facility will also have to be approved by regulators in the various jurisdictions in which it or a third party seeks marketing approval for therapeutic proteins derived from the Cascade and/or its other products.


                            2004 Annual Report (14)

Further capital will need to be raised to allow the Company to take the steps necessary to obtain the requisite regulatory approvals and to commence commercial production. If the Company does not obtain the necessary funds, it may not be able to obtain regulatory approval for, and commercialize, therapeutic proteins derived from the Cascade and/or its other products.

Any further exploration of the market opportunity for HEMOLINK and oxygen therapeutics products will be dependent on the Company's ability to secure adequate financial resources and/or its ability to enter into a strategic partnership with a third party that will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required.

Even if the Company obtains regulatory approvals to market its products, the Company will be subject to stringent, ongoing government regulation and plant inspections, which could cause unexpected delays in the manufacture, marketing and sale of its products.

If the Company decides to seek regulatory approval for the marketing and sale of therapeutic proteins derived from the Cascade that do not have a licensed equivalent and/or our other products, it must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if regulatory authorities approve therapeutic proteins derived from the Cascade and/or the Company's other products, their manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with relevant regulations in Canada and other jurisdictions. Any enforcement action resulting from the Company's failure to comply with these requirements could adversely affect the manufacture and marketing of its products. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact the Company's business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of the Company's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact its business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.


Risks associated with the Development of HEMOLINK(TM)

Even though the company intends to pursue alternative avenues for the development of HEMOLINK and its oxygen therapeutics portfolio, including potential strategic partners, no assurance can be given that the Company will recommence development of HEMOLINK or its oxygen therapeutic portfolio.

OTHER RISKS

Hemosol's failure to retain and attract personnel could harm its business, operations and product development efforts.

Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel the Company requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. In addition, the Company terminated the employment of substantially all its employees, which restricts Hemosol's current activity levels. In order for Hemosol to resume its clinical trials for HEMOLINK and implement the Cascade at commercial levels at the Meadowpine Facility, it will require new employees who may not be available or would be difficult to replace in the time frame required or at competitive compensation rates. If the Company fails to retain and attract qualified personnel, its business operations and product development efforts will suffer.

Hemosol's intellectual property rights may not provide meaningful commercial protection for its products. This could enable third parties to use Hemosol's technology, or very similar technology, and could reduce its ability to compete in the market.

The Company relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with it using the same or similar technology. However, these laws afford only limited protection and may not adequately protect Hemosol's rights to the extent necessary to sustain any competitive advantage it may have. Hemosol's patents, or those it licenses, may be challenged, invalidated or designed around by third parties. Hemosol's patent applications may not issue as patents in a form that will be advantageous to it, or at all. If Hemosol's intellectual property does not prove to have sufficient protection against competition, its competitors could compete more directly with Hemosol. Moreover, if the Company loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of Hemosol's technical knowledge or other trade secrets by those former employees despite the existence of non-disclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.


                            2004 Annual Report (15)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Hemosol's success will depend partly on its ability to operate without infringing the proprietary rights of others. Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods it employs may be covered by patents held by them.

In addition, because patent applications can take many years to issue, there may be currently pending applications, of which the Company is unaware, which may later result in issued patents which Hemosol's products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As the Company commercializes its therapeutic protein-based products and as competitors commercialize other protein-based products in the future, the possibility of patent infringement claims against us may increase.

If the Company loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, the Company could be prevented from selling its products unless it can obtain a licence to use technology or ideas covered by any such patent or are able to redesign Hemosol's products to avoid infringement. A licence may not be available at all or on terms acceptable to the Company, or the Company may not be able to redesign Hemosol's products to avoid any infringement. Modification of Hemosol's products or development of new products could require the Company to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. The Company will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required licence or sub-licence to these patents. In addition, the costs and time commitments involved in litigation could harm Hemosol's business.

Hemosol's profitability will be affected if it experiences product liability claims in excess of its insurance coverage.

The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. The Company maintains product liability insurance coverage in the total amount of $20 million relating to Phase I, II and III clinical trials. The Company intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. The Company cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

The plasma and/or hemoglobin the Company obtains for its products could contain infectious agents.

Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of both HEMOLINK and therapeutic protein products, the procedures include a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While we are confident that our processes have achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in a product or resist these stringent procedures. Such defects could cause adverse publicity, damage our reputation and impair our ability to market our products. In addition, we may be subject to significant liability claims.

All plasma-derived products manufactured today have at least two viral inactivation or separation steps. Together, these steps have been shown to be effective against all known, harmful viruses. With the introduction of these anti-viral steps in the 1980s and early 1990s, there have been no newly reported cases of transmission of viral infections through plasma products.

If the Company is not able to comply with NASDAQ's minimum bid price requirements, its shares will likely be delisted from NASDAQ.

On June 21, 2004, the Company received a letter from NASDAQ indicating that the Company was not in compliance with the minimum bid price of U.S. $1.00 per share during the last 30 consecutive business days, which is a requirement for continued listing on NASDAQ. The Company had until December 20, 2004 to regain compliance. On December 21, 2004, the Company received a letter from NASDAQ informing it that although it had not regained compliance with the minimum bid price requirement, because it met NASDAQ's initial inclusion criteria, it would be provided with an additional 180 days, or until June 16, 2005 to regain compliance. If the Company does not regain compliance with the minimum bid price requirement by June 16, 2005, it will be delisted immediately following such date, unless the Company requests a hearing. Although the Company's shareholders approved a resolution giving the Company's Board of Director's discretion to effect a consolidation of its shares, its Board of Directors may for other valid reasons not effect such consolidation. Should the Company's share price continue to trade below the minimum bid price of U.S. $1.00 per share during the compliance period and its Board of Directors decide not to effect a share consolidation, the Company will likely be delisted from NASDAQ National Market.


                            2004 Annual Report (16)

OUTLOOK

The Company expects to incur further losses from operations until it is able to generate commercial revenue from therapeutic proteins derived from the Cascade or any of its other initiatives, currently estimated to commence in 2008.

The Company's monthly cash used in operating activities for 2005 will be approximately $1.5 million, exclusive of any milestone payments that may come due pursuant to the ProMetic license agreement. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly. The Company's ability to continue as a going concern and implement the Cascade technology is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives. The Company believes that it will successfully conclude one or more of these transactions (see key events subsequent to year end above). However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

The Company continues to pursue a number of strategic opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products as well as opportunities related to the utilization of the Meadowpine manufacturing facility.



FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company.






                            2004 Annual Report (17)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Hemosol Corp. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Hemosol Corp. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all its members are outside directors, The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors. The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.


/s/ Lee Hartwell
Lee Hartwell
President & Chief Executive Officer


AUDITORS' REPORT

To the Shareholders of Hemosol Corp.

We have audited the consolidated balance sheets of Hemosol Corp. [A Development Stage Company] as at December 31, 2004 and 2003 and the consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
February 11, 2005, except as to note 21 which is as of March 31, 2005.

/s/ Ernst & Young LLP
Chartered Accountants



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 11, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

Toronto, Canada,
February 11, 2005, except as to note 21 which is as of March 31, 2005.

/s/ Ernst & Young LLP
Chartered Accountants



                            2004 Annual Report (18)

Hemosol Corp. [A Development Stage Company]
Incorporated under the laws of Ontario


CONSOLIDATED BALANCE SHEETS
[See Note 2 - Going Concern Uncertainty and Note 21 - Subsequent Events]

As at December 31
[in thousands of dollars]

                                                                                     2004            2003
                                                                                        $               $
--------------------------------------------------------------------------- ---------------- ---------------
ASSETS [note 13[a]]

CURRENT

Cash and cash equivalents                                                           4,230           8,125
Cash held in escrow [notes 9[d] and 10]                                             1,000             448
Prepaids and other assets                                                             366             735
Inventory [note 4]                                                                  1,329           1,274
--------------------------------------------------------------------------- ---------------- ---------------
TOTAL CURRENT ASSETS                                                                6,925          10,582
--------------------------------------------------------------------------- ---------------- ---------------
Property, plant and equipment, net [note 5]                                        83,104          83,881
Patents and trademarks, net [note 6]                                                1,164           1,368
License technology, net [note 7]                                                    5,022           2,520
Deferred charges, net [note 8]                                                        177           2,026
--------------------------------------------------------------------------- ---------------- ---------------
                                                                                   96,392         100,377
--------------------------------------------------------------------------- ---------------- ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

Accounts payable and accrued liabilities                                            2,538           3,394
Short-term debt [note 13]                                                          20,000          20,000
--------------------------------------------------------------------------- ---------------- ---------------
TOTAL CURRENT LIABILITIES                                                          22,538          23,394
--------------------------------------------------------------------------- ---------------- ---------------
Minority interest [note 9[a]]                                                       5,163               --
--------------------------------------------------------------------------- ---------------- ---------------
TOTAL LIABILITIES                                                                  27,701          23,394
--------------------------------------------------------------------------- ---------------- ---------------
Commitments and contingencies [notes 7 and 17]

SHAREHOLDERS' EQUITY

Common shares [note 11[a]]                                                        311,711         305,983
Warrants and options [note 11[b]]                                                  14,080          15,642
Contributed surplus [note 9[c]]                                                     9,125           8,535
Deficit                                                                          (266,225)       (253,177)
--------------------------------------------------------------------------- ---------------- ---------------
TOTAL SHAREHOLDERS' EQUITY                                                         68,691          76,983
--------------------------------------------------------------------------- ---------------- ---------------
                                                                                   96,392         100,377
--------------------------------------------------------------------------- ---------------- ---------------

See accompanying notes

On behalf of the Board:

/s/ Edward McCormack       /s/ Lee Hartwell
Chairman of the Board      Director and
and Director               Chief Executive Officer



                            2004 Annual Report (19)

Hemosol Corp. [A Development Stage Company]
CONSOLIDATED STATEMENTS OF LOSS
Years ended December 31
[in thousands of dollars except per share data]


                                                                      2004            2003           2002
                                                                         $               $              $
-------------------------------------------------------------- -------------- --------------- --------------
EXPENSES
Research and development
 Scientific and process [note 4]                                    10,605          10,773         15,271
 Regulatory and clinical                                             1,255           5,817         17,173
Administration                                                       5,101           6,586          6,115
Marketing and business development                                     972           1,760          6,018
Support services                                                       638           1,297          2,602
Write-off of property, plant and equipment [note 5[v]]                  --           4,654             --
Write-off of patents and trademarks [note 6]                            --             846             --
Foreign currency translation loss                                       32             380            246
-------------------------------------------------------------- -------------- --------------- --------------
Loss from operations                                                18,603          32,113         47,425
Amortization of deferred charges [note 8]                            2,150           5,009          1,587
Write-off of deferred charges [note 8]                                  --              --          6,453
Interest income                                                       (174)           (153)          (842)
Interest expense                                                     1,004             688             --
Net gain on Arrangement [note 9[d]]                                 (6,838)             --             --
Miscellaneous income [note 16]                                          --          (2,871)            --
-------------------------------------------------------------- -------------- --------------- --------------
Loss before minority interest and income taxes                      14,745          34,786         54,623
Minority interest [note 9[a]]                                       (1,074)             --             --
Provision for (recovery of) income taxes [note 12]
 Current                                                               200             156            211
 Future                                                             (3,723)             --             --
-------------------------------------------------------------- -------------- --------------- --------------
                                                                    (3,523)            156            211
-------------------------------------------------------------- -------------- --------------- --------------
NET LOSS FOR THE YEAR                                               10,148          34,942         54,834
-------------------------------------------------------------- -------------- --------------- --------------
BASIC AND DILUTED LOSS PER SHARE                                     $0.18           $0.75          $1.23
-------------------------------------------------------------- -------------- --------------- --------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                56,664          46,837         44,514
-------------------------------------------------------------- -------------- --------------- --------------
See accompanying notes



Hemosol Corp. [A Development Stage Company]
CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31
[in thousands of dollars]

                                                                      2004            2003           2002
                                                                         $               $              $
-------------------------------------------------------------- -------------- --------------- --------------
Deficit, beginning of year                                         253,177         218,235        163,401
Net loss for the year                                               10,148          34,942         54,834
Distribution [note 9[e]]                                             2,900              --             --
-------------------------------------------------------------- -------------- --------------- --------------
DEFICIT, END OF YEAR                                               266,225         253,177        218,235
-------------------------------------------------------------- -------------- --------------- --------------

See accompanying notes

                            2004 Annual Report (20)

Hemosol Corp. [A Development Stage Company]
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
[in thousands of dollars]

                                                                      2004            2003           2002
                                                                         $               $              $
-------------------------------------------------------------- -------------- --------------- --------------
OPERATING ACTIVITIES
Net loss for the year                                              (10,148)        (34,942)       (54,834)
Add (deduct) items not involving cash
 Amortization of property, plant and equipment                       2,156           2,276          2,450
 Write-off of property, plant and equipment [note 5[v]]                 --           4,654             --
 Amortization of license technology                                    260              --             --
 Amortization of patents and trademarks                                204             134            115
 Write-off of patents and trademarks [note 6]                           --             846             --
 Amortization of deferred charges                                    2,150           5,009          1,587
 Write-off of deferred charges [note 8]                                 --              --          6,453
 Write-off of inventory [note 4]                                        --           1,676             --
 Gain on sale of equipment [note 5[iii]]                                --          (1,100)            --
 Stock-based compensation                                            2,972              --             --
 Future income taxes                                                (3,723)             --             --
 Minority interest                                                  (1,074)             --             --
 Net gain on Arrangement [note 9[d]]                                (6,838)             --             --
 Foreign currency translation loss (gain)                               31             (79)            52
-------------------------------------------------------------- -------------- --------------- --------------
                                                                   (14,010)        (21,526)       (44,177)
Net change in non-cash working capital balances related to
operations [note 19]                                                  (542)         (5,129)         3,818
-------------------------------------------------------------- -------------- --------------- --------------
CASH USED IN OPERATING ACTIVITIES                                  (14,552)        (26,655)       (40,359)
------------------------------------------------------------- -------------- --------------- --------------
INVESTING ACTIVITIES
Patent and trademark costs                                              --            (172)          (327)
Purchase of license technology [note 7]                             (1,502)             --             --
Proceeds on sale of tax losses [note 9[d]]                          12,898              --             --
Proceeds on sale of equipment                                           --           1,100             --
Sale of short-term investments                                          --              --         67,052
Purchase of property, plant and equipment                           (1,379)         (8,361)       (31,699)
-------------------------------------------------------------- -------------- --------------- --------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                     10,017          (7,433)        35,026
-------------------------------------------------------------- -------------- --------------- --------------
FINANCING ACTIVITIES
Proceeds on issuance of common shares                                  223              --         22,170
Proceeds on issuance of Series A special warrants                       --           5,021             --
Proceeds on issuance of Series B special warrants                       --             448             --
Proceeds from short-term debt                                           --          20,000             --
Payment of share issue costs                                            --            (466)        (1,351)
Payment of debentures                                                   --          (5,000)            --
Payment of debt issue costs                                             --              --           (640)
Proceeds on issuance of debentures                                      --              --          5,000
Cash put in escrow [note 10]                                            --            (448)        (5,000)
Cash released from escrow [notes 10 and 14]                            448           5,000             --
-------------------------------------------------------------- -------------- --------------- --------------
CASH PROVIDED BY FINANCING ACTIVITIES                                  671          24,555         20,179
-------------------------------------------------------------- -------------- --------------- --------------
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                  (31)             79            (52)
-------------------------------------------------------------- -------------- --------------- --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING         (3,895)         (9,454)        14,794
THE YEAR
Cash and cash equivalents, beginning of year                         8,125          17,579          2,785
-------------------------------------------------------------- -------------- --------------- --------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               4,230           8,125         17,579
-------------------------------------------------------------- -------------- --------------- --------------

See accompanying notes


                            2004 Annual Report (21)

Hemosol Corp. [A Development Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All dollar amounts in thousands, except as noted]
December 31, 2004, 2003 and 2002


1. DESCRIPTION OF BUSINESS

Hemosol Corp. [the "Company" or "Hemosol"] was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to Hemosol Inc. [subsequently renamed LPBP Inc.], which was incorporated on July 11, 1985. The Company became the successor to Hemosol Inc. on April 30, 2004, upon the completion of a Plan of Arrangement ["Arrangement"] involving Hemosol Inc., its security holders and MDS Inc. ["MDS"], a related party that allowed the Company's business to benefit from the effective transfer of a significant portion of its existing and unutilized income tax losses and other tax assets through a transaction that resulted in the Company's business receiving $16 million [see note 9]. The accompanying consolidated financial statements of the Company have been prepared on a continuity of interest basis from Hemosol Inc. to reflect the impact of the Arrangement.

The Company is a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood-related proteins. The Company is currently in the process of implementing a novel cascade purification process to recover valuable proteins from human plasma, referred to as the "Cascade". The Company was granted exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ["ProMetic"]. The Company intends to leverage its Meadowpine manufacturing facility [the "Meadowpine Facility"] to produce plasma-based therapeutic protein products using the Cascade. The Company is also advancing a number of initiatives to generate revenue through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies.

In addition to the implementation of the Cascade, the Company is continuing to develop a portfolio of protein-based therapeutics to treat certain infectious diseases, cancers and anemia. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.



2. GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company is in its development stage and has incurred cumulative net losses since inception, including a net loss of $10,148 in 2004, and has a working capital deficit of $15,613 and an accumulated deficit of $266,225 as at December 31, 2004. As a result, the Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company is actively pursuing further opportunities to generate revenues and reduce its cash burn such as using its Meadowpine Facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products.

The Company believes that it will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time [see note 21 - Subsequent Events].

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.



                            2004 Annual Report (22)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. The impact of significant differences between Canadian and U.S. generally accepted accounting principles ["U.S. GAAP"] is set out in note
22. Significant accounting policies are summarized as follows:

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Interests in jointly controlled enterprises are consolidated using the proportionate consolidation method. Under this method, the Company's proportionate share of the jointly controlled enterprise's revenues, expenses, assets and liabilities is included in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with maturities of 90 days or less at date of acquisition to be cash equivalents. As at December 31, 2004, cash and cash equivalents included cash equivalents of $2.1 million [2003 - $5.1 million] with effective interest rates of 2.41% [2003 - 2.76%].

INVENTORY

Inventory consists of raw materials that can be used in production for commercial or research purposes. Inventory is valued at the lower of direct acquisition cost, determined on a first-in, first-out basis, and replacement cost.

INVESTMENT TAX CREDITS

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.

PATENTS AND TRADEMARKS

Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years.

Patent and trademark costs represent acquired technology from third parties. Internal costs incurred on patents and trademarks are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when property, plant and equipment are available for use and is provided using the straight-line method over their estimated useful lives as follows:

           Building and building services equipment   25 years
           Technical equipment                        5 - 15 years
           Furniture and fixtures                     5 years
           Computer equipment                         3 years
           Leasehold improvements                     over term of lease

Assets under construction or validation for commercial purposes are not amortized until available for use.

LICENSE TECHNOLOGY

License technology costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 15 years.


                            2004 Annual Report (23)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets such as property, plant and equipment, patents and trademarks and license technology for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When indicators of impairment of the carrying value of long-lived assets exist, and the carrying value is greater than the net recoverable value, an impairment loss is recognized to the extent that the fair value is below the carrying value.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

FOREIGN CURRENCY TRANSLATION

For integrated foreign operations, monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rates while non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated using the average exchange rate for the fiscal year. Realized and unrealized foreign exchange gains or losses are included in the consolidated statements of loss.

Monetary assets and liabilities of the Company's domestic operations denominated in foreign currencies are translated into Canadian dollars using exchange rates at the year end while non-monetary assets and liabilities are translated using exchange rates in effect on the date of the transaction. Revenue and expenses are translated at the rates of exchange in effect on the dates of the transactions. Gains or losses arising from the translation of foreign currencies are included in the consolidated statements of loss. The functional currency of the Company and its subsidiary is the Canadian dollar.

LOSS PER SHARE

Basic loss per share is computed using the weighted monthly average number of shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore options and warrants are excluded from the computation.

STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans, which are described in note
11. Stock options and warrants awarded to non-employees on or after January 1, 2002 are accounted for using the fair value method. Stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method. Fair value is calculated using the Black-Scholes option-pricing model with the assumptions described in note
11. In addition to non-cash stock-based compensation expense, consideration received on the exercise of stock options and warrants is credited to share capital.


                            2004 Annual Report (24)

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for inventory, basis for stock-based compensation, impairment of patents and trademarks and other long-lived assets and the useful lives of long-lived assets.



 4. INVENTORY

During 2003, the Company wrote off inventory in the amount of $1,676 which mainly related to perishable materials related to the production of HEMOLINK.



5. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:


                                                                  2004                                2003
------------------------------------- ----------------- ----------------- ----------------- -----------------
                                                Cost       Accumulated              Cost       Accumulated
                                                          amortization                        amortization
                                                   $                 $                 $                 $
------------------------------------- ----------------- ----------------- ----------------- -----------------
Land                                           2,782                --             2,782                --
Building and building services                17,198             2,048            17,193             1,362
equipment
Technical equipment [ii], [v]                 74,858            10,517            73,484             9,705
Furniture and fixtures                         2,538             1,753             2,538             1,352
Computer equipment [iv]                        1,930             1,884             1,930             1,656
Leasehold improvements [iii]                     155               155               155               126
------------------------------------- ----------------- ----------------- ----------------- -----------------
                                              99,461            16,357            98,082            14,201
Less accumulated amortization [i]             16,357                              14,201
------------------------------------- ----------------- ----------------- ----------------- -----------------
Net book value                                83,104                              83,881
------------------------------------- ----------------- ----------------- ----------------- -----------------

     [i] Amortization of property, plant and equipment for the year ended December 31, 2004 was $2,156 [2003 - $2,276; 2002 - $2,450].

     [ii] Technical equipment is still undergoing construction to prepare for the implementation of the Cascade technology. The carrying value of the assets considered to be unavailable for use is approximately $63,000 in 2004. Amortization on the technical equipment began in January 2005, when the equipment was considered available for use.

     [iii]On December 1, 2003, the Company cancelled the lease on its pilot facility for nil expense. The Company also sold equipment from its pilot facility, with a net book value of nil, for proceeds of $1,100 [note 16]. Cost and accumulated amortization of the pilot facility sold were $8,168.

     [iv] In 2003, the Company sold fully amortized computers for minimal value, with cost and accumulated amortization of $127.

     [v] In 2003, the Company wrote off costs of $4,654 for impaired equipment related to the commercial production of HEMOLINK.


                            2004 Annual Report (25)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




6. PATENTS AND TRADEMARKS
Patents and trademarks consist of the following:


                                                                                       2004          2003
                                                                                          $             $
------------------------------------------------------------------------------- -------------- -------------
Patent and trademark costs                                                            2,108         2,108
Less accumulated amortization                                                           944           740
------------------------------------------------------------------------------- -------------- -------------
Net book value                                                                        1,164         1,368
------------------------------------------------------------------------------- -------------- -------------


Amortization of patents and trademarks for the year ended December 31, 2004 was $204 [2003 - $134; 2002 - $115]. In 2003, the Company wrote off costs determined to have no future benefit in the amount of $846.



7. LICENSE TECHNOLOGY
License technology consists of the following:

                                                                                       2004          2003
                                                                                          $             $
------------------------------------------------------------------------------- -------------- -------------
License costs                                                                         5,282         2,520
Less accumulated amortization                                                           260             --
------------------------------------------------------------------------------- -------------- -------------
Net book value                                                                        5,022         2,520
------------------------------------------------------------------------------- -------------- -------------


Pursuant to a memorandum of understanding entered into by the Company on December 3, 2003, the Company entered into definitive license and strategic alliance agreements with ProMetic on June 2, 2004, which provides the Company with a North American license for a novel cascade purification process, referred to as the Cascade, developed by ProMetic and the American Red Cross to recover proteins from human plasma. The Company will use this technology to manufacture products for sale into the North American market. Commercial sales of therapeutic products manufactured using the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. As consideration for entering into the binding memorandum of understanding, Hemosol issued 2,000,000 common shares to ProMetic recorded at $1.26 per share. This represents the average closing market price per share from December 1 to December 5, 2003, inclusive. On June 2, 2004, upon entering into the definitive license and strategic alliance agreements with ProMetic, the Company paid $1.5 million in cash and also issued 1,000,000 common shares to ProMetic. These common shares have been recorded at $1.26 per share which amounts to a total consideration of $1,260. The Company has also agreed to pay
ProMetic milestone payments with a maximum aggregate value of approximately
$14,000. These milestone payments will be due and payable by Hemosol to ProMetic following the achievement of four separate predetermined technical and regulatory milestones as follows:

Milestones                                                                                        Payment
                                                                                                        $
---------------------------------------------------------------------------------------------- -------------
Process Definition of the Cascade at Pilot-Scale                                                     4,000
 [30L Plasma Batch Size and targeted yields to be defined as part of the License]
First Investigational New Drug for Clinical Trial Supply by Hemosol for investigational             2,500
product
Production of Conformance Lots for First Commercial Product in Hemosol Facility                     2,500
Licensure of First Product                                                                          5,000
---------------------------------------------------------------------------------------------- -------------

In addition to the license fee, the ProMetic memorandum of understanding also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products produced using the Cascade to resellers and a royalty of 5% of net sales of products produced using the Cascade to end-users, both on a worldwide basis.


                               Annual Report (26)

8. DEFERRED CHARGES

Deferred charges consist of the following:


                                                                                       2004          2003
                                                                                          $             $
----------------------------------------------------------------------------- ---------------- -------------
Deferred debt issue costs                                                             8,185         7,545
Deferred share issue costs                                                                --           339
Less accumulated amortization                                                         8,008         5,858
----------------------------------------------------------------------------- ---------------- -------------
Net book value                                                                          177         2,026
----------------------------------------------------------------------------- ---------------- -------------

Deferred debt issue costs represent costs related to the establishment of the Company's $20 million credit facility [note 13[a]] in 2002. The non-cash portion of these costs related to warrants issued during 2004 [note 11[a]] amounting to $640 [2003 - nil; 2002 - $7,080]. Amortization of deferred debt issue costs for the year ended December 31, 2004 was $2,150 [2003 - $5,009; 2002 - $1,587].

Deferred share issue costs represent costs related to the issuance of common shares and warrants that closed on January 22, 2004 [note 11]. These costs were charged against the gross proceeds of the related issuance of common shares. Deferred debt issue costs in 2001 related to the establishment of the Company's $35 million senior credit facility and $12.5 million subordinate credit facility. Total deferred debt issue costs of $6,453 were written off during 2002 as a result of the cancellation of these facilities.


9. ARRANGEMENT

On April 30, 2004, the Company concluded the Arrangement with MDS, a shareholder with greater than 10% shareholding in the Company, which has two appointees to the Board of Directors and has guaranteed the Company's credit facility, under which the Company, through a reorganization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing and unrecognized accumulated future tax assets amounting to approximately $120 million and a 7% ownership in Hemosol LP for cash of $16 million, a 0.5% ownership in LPBP Inc. and the surrender of 2,500,000 Hemosol warrants that were issued, or to be issued, to MDS in exchange for providing a guarantee in relation to the Company's credit facility.

Hemosol LP is a newly formed Ontario limited partnership that assumed all the assets and liabilities of Hemosol Inc. immediately prior to concluding the Arrangement except for a significant portion of the Company's accumulated and unrecognized tax losses and other tax assets. The Company is the general partner of Hemosol LP and owns 93% of the partnership interests thereof. LPBP Inc. is a limited partner and owns 7% of the partnership interests in Hemosol LP. Hemosol has consolidated Hemosol LP in these consolidated financial statements and has eliminated all significant intercompany transactions.

LPBP Inc. is a limited partner and owns 99.99% of the partnership interests in the Labs Partnership, which is a newly formed partnership that owns certain assets relating to MDS Ontario clinical laboratory services business. MDS is the general partner, and indirectly owns 0.01% of the partnership interests, in the Labs Partnership. As part of the Arrangement, shareholders of Hemosol Inc. effectively exchanged each common share of Hemosol Inc. for a common share of Hemosol Corp. and a Class A common share of LPBP Inc. In aggregate, the Class A common shares of LPBP Inc. issued to shareholders of Hemosol Inc. equaled under 0.5% of the equity of LPBP Inc. As a result, the share ownership of Hemosol Corp. immediately after the Arrangement mirrored the share ownership of Hemosol Inc. immediately prior to the Arrangement.


                               Annual Report (27)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, outstanding convertible securities of Hemosol Inc. became convertible securities to purchase common shares of Hemosol on identical terms [other than a reduction of the exercise price by $0.04 per share to account for the fact that convertible security holders will not be entitled to receive Class A common shares of LPBP Inc. on exercise].

[A]       MINORITY INTEREST

          The minority interest results from the 7% partnership interest held by LPBP Inc. in Hemosol LP.

[B]       FUTURE TAX LIABILITY

          The future tax liability arises from the tax basis of the Company's property, plant and equipment being lower than the net book value. Prior to the Arrangement, a future tax liability was not reflected in the Company's consolidated financial statements as previously the Company had future tax assets which where netted against these future tax liabilities. As a result of the Arrangement, such future tax assets now reside with LPBP Inc. and therefore the Company is required to recognize a future tax liability. This future tax liability has been offset by losses that have occurred since the Arrangement and is nil as of December 31, 2004.

[C]       CONTRIBUTED SURPLUS

          The Arrangement resulted in MDS surrendering 500,000 warrants previously issued in relation to providing a guarantee in relation to the Company's $20 million credit facility. This transaction has been reflected as an increase amounting to approximately $590 in contributed surplus and a corresponding decrease in outstanding non-employee warrants and options.

          The Arrangement also required MDS to reduce its entitlement upon extending the guarantee in relation to the Company's $20 million credit facility from 4,000,000 warrants to 2,000,000 warrants. There was no accounting impact as the warrants had not been issued.

[D]       NET GAIN ON TRANSFER OF TAX ASSETS

          The net gain on this transaction amounted to $6,838 and has been recognized in the consolidated statements of loss. The net gain comprises cash received of $15,000, cash held in escrow of $1,000 [note 10] and the fair value of the 0.5% interest in LPBP Inc. amounting to $2,900 less the 7% minority interest in Hemosol LP owned by LPBP Inc. of $6,237, future tax liabilities that arise because of the transaction amounting to $3,723 and transaction costs of $2,102.

          The fair value of the 0.5% interest in LPBP Inc. was derived by management using a capitalized earnings before taxes, interest, depreciation and amortization approach of the MDS clinical laboratory testing business contributed to LPBP Inc. in addition to the net present value of the tax attributes residing in LPBP Inc. The results of this valuation were consistent with two independent valuation reviews performed in conjunction with the Arrangement. All elements of the transaction are of a non-cash nature except for the $15,000 received in cash and the related transaction costs.

[E]       DISTRIBUTION OF 0.5% INTEREST IN LPBP INC.

          The 0.5% interest in LPBP Inc. received by the shareholders in the amount of $2,900 has been recorded for accounting purposes as having been received by the Company and then distributed to the shareholders.

10. CASH HELD IN ESCROW

On November 12, 2003, the Company issued 7,200,000 Series A special warrants and 641,800 Series B special warrants for total gross proceeds of $5,881, less share issue costs of $539. Of these proceeds, $448 representing net proceeds from the Series B special warrants were received into escrow and subsequently paid to the Company on January 23, 2004.

On April 30, 2004, Hemosol received cash proceeds of $16,000, on the date of closing of the Arrangement, from LPBP Inc., of which $1,000 is being held in escrow to satisfy pre-closing contingent liabilities, if any, relating to Hemosol LP remaining with LPBP Inc. which arise within the one-year period following April 30, 2004.


                               Annual Report (28)

11.  SHARE CAPITAL

[a]  Common shares
     Authorized
     Unlimited special shares, issuable in series
     51,786 Series D special shares, voting, ranking equally with common shares Unlimited common shares

The changes in common shares are as follows:


                                                       2004                    2003                   2002
--------------------------------------------------------------------------------------------------------------
                                               #          $            #          $            #         $
--------------------------------------------------------------------------------------------------------------
Balance, beginning of year             48,103,784     305,983    46,103,784   303,463    40,993,861   282,644
Issued for cash                                --          --            --        --     4,900,000    20,694
Issued as share issue costs                    --          --            --        --       159,250        --
Issued to acquire license technology
[note 7]                                1,000,000       1,260    2,000,000      2,520            --        --
Employee options exercised for cash            --          --            --        --        46,523        80
Issue of common shares under
employee
 share purchase plan for cash                  --          --            --        --         4,150        45
Exercise of Series A and B special
warrants                                7,841,800       4,245            --        --            --        --
Exercise of common share purchase
warrants                                  249,996         223            --        --            --        --
---------------------------------------------------------------------------------------------------------------
Balance, end of year                   57,195,580     311,711    48,103,784   305,983    46,103,784   303,463
---------------------------------------------------------------------------------------------------------------

          On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross proceeds of $22,050 less share issue costs of $1,356. In addition, 159,250 common shares were issued as payment for $718 of share issue costs. Each warrant entitles the holder to purchase one common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003. The warrants were subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price was greater than $8.00 for 20 consecutive trading days. During 2003, all 2,450,000 common share purchase warrants expired unexercised.

          On December 3, 2003, the Company entered into the ProMetic memorandum of understanding and, as consideration, Hemosol issued 2,000,000 common shares to ProMetic. The common shares have been recorded at $1.26 per share [note 7], which amounts to a total consideration of $2,520. On June 2, 2004, Hemosol entered into definitive license and strategic alliance agreements with ProMetic and, as consideration, Hemosol paid $1,500 in cash and also issued 1,000,000 common shares to ProMetic. The common shares have been recorded at $1.26 per share, which amounts to a total consideration of $1,260.

          On January 22, 2004, all 7,200,000 Series A special warrants and 641,800 Series B special warrants were exercised for no additional consideration, after receiving shareholder approval, for 7,841,800 common shares and 3,920,900 common share purchase warrants. In addition, the Company issued 392,090 broker options as payment for share issue costs. The broker options have an exercise price of $0.71 and entitle the option holders to purchase, in aggregate, 392,090 common shares and 196,045 common share purchase warrants at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"] for 20 consecutive trading days is greater than or equal to $2.25. As at December 31, 2004, no broker options have been exercised.

          Each of the 4,116,945 common share purchase warrants resulting from the exercise of the Series A and B special warrants and the 392,090 broker options entitle the holder to purchase one common share at a price of $0.86 per common share, at any time prior to the earlier of:
          [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the warrant holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. As at December 31, 2004, a total of 249,996 common share purchase warrants have been exercised, of which 199,999 common shares were exercised prior to the Arrangement for a price of $0.90 and 49,997 were exercised after the Arrangement for a price of $0.86.


                               Annual Report (29)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[b]  Warrants and options
     The changes in warrants and options are as follows:


                                                     2004                      2003                     2002
-----------------------------------------------------------------------------------------------------------------
                                                  #           $            #           $            #          $
-----------------------------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                15,951,052     15,642    11,459,745     10,300     2,840,144     3,034
Issuance of employee options                      --         --        27,613         --       715,750        --
Issuance of common share                   2,000,000        640            --         --     8,555,000     7,890
 purchase warrants
Cancellation of common share                (500,000)      (590)           --         --       (85,000)     (624)
 purchase warrants
Issuance of Series A and B special                --         --     7,841,800      5,342            --        --
warrants
Issuance of options to non-employees              --         --            --         --         2,500        --
Exercise of employee options                      --         --            --         --       (46,523)       --
Expired or forfeited employee options       (319,876)        --      (928,106)        --      (522,126)       --
Expired or forfeited warrants                     --         --    (2,450,000)        --            --        --
Cost of issuing common shares
 and Series A and B special warrants
 including the fair value
 of broker options                                --     (1,097)           --         --            --        --
Exercise of Series A and B special        (3,920,910)    (4,245)           --         --            --        --
warrants
Cancellation of old options               (1,191,290)        --            --         --            --        --
Issuance of replacement employee           3,981,612      2,972            --         --            --        --
 stock options
Issuance of broker options                   392,090        758            --         --            --        --
Exercise of common share purchase
warrants                                    (249,996)        --            --         --            --        --
-----------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                      16,142,682     14,080    15,951,052     15,642    11,459,745    10,300
-----------------------------------------------------------------------------------------------------------------

          During 2002, the Company granted 2,500 options with a fair value determined using the Black-Scholes option-pricing model of nil to external consultants for services performed. These options have an expiry date of 10 years from issuance and vest over a three-year period. To date, none of these options have been exercised.

          On April 22, 2002, the Company entered into an amending agreement [the "Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility [note 13[b]]. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued on November 10, 2000 in connection with the original facility, and subsequently issued 105,000 new common share purchase warrants at an exercise price of $6.27 per share, which are exercisable at any time until their expiry date on April 22, 2007. The difference in fair value between the new and cancelled options determined using the Black-Scholes option-pricing model of approximately $186 is included in net loss for the year ended December 31, 2002. To date, none of these warrants have been exercised.

          On November 22, 2002, the Company issued 6,000,000 common share purchase warrants at an exercise price of $0.96 per share in connection with the finalization of the $20 million credit facility [note 13[a]]. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option-pricing model and are exercisable, in whole or in part, on or prior to the later of:
          November 22, 2005; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is May 25, 2005. To date, none of these warrants have been exercised.

          On April 30, 2004, in conjunction with the Arrangement, MDS surrendered 500,000 warrants previously issued in relation to the Company's $20 million credit facility [note 9[c]].


                               Annual Report (30)

[C]       EMPLOYEE STOCK PURCHASE PLAN

          In June 2002, the Company's employee stock purchase plan [the "ESPP"] was suspended and subsequently terminated. The ESPP enabled non-management employees to purchase shares in the Company at 90% of the then current stock price and also provided non-interest bearing loans to designated employees to be used to subscribe for common shares. During the year ended December 31, 2002, 4,150 common shares were issued to employees for gross proceeds of $45. Upon suspension of the ESPP, all outstanding loans were forgiven, and the underlying securities collateralizing the loans being approximately 27,000 common shares were sold by the Company. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205, which was written off during 2002.

[D]       EMPLOYEE STOCK OPTION PLAN

          The Company has granted options to purchase common shares of the Company to certain of its directors, executive officers, key employees and service providers. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service.

          The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the warrants is the market price of the common shares on the date immediately preceding the date of the grant. The aggregate number of common shares authorized for issuance under the stock option plan is 5,500,000.

          During 2004 and 2003, no options were exercised for cash consideration. In 2002, 46,523 options were exercised for cash considerations totaling $80.

          On April 30, 2004, in conjunction with the Arrangement, Hemosol Inc. cancelled 1,191,290 Hemosol Inc.'s options and the Company issued 3,513,612 new options. The executives received 2,766,225 of these options with an exercise price of $0.86 vesting up to October 2004. The non-executives received 747,387 of these options with an exercise price of $1.56 vesting up to December 2005. For accounting purposes, the cancellation and issuance of new options to non-executives has been considered a modification. Subsequent to May 1, 2004, an additional 468,000 new options were granted to employees.

          A summary of the status of the Company's employee stock option plan as at December 31, and changes during the years then ended, is presented below:


                                             2004                         2003                        2002
---------------------- ------------ ---------------- ----------- ---------------- ----------- ---------------
                           Shares         Weighted       Shares        Weighted       Shares       Weighted
                                           average                      average                     average
                                          exercise                     exercise                    exercise
                                             price                        price                       price
                                #                $            #               $            #              $
---------------------- ------------ ---------------- ----------- ---------------- ----------- ---------------
Outstanding,            1,581,752             6.95    2,482,245            7.20    2,112,922           9.05
beginning of year
Granted                 3,981,612             1.00       27,613            2.15      715,750           2.70
Exercised                      --               --           --              --      (46,523)          1.73
Forfeited              (1,511,166)            6.98     (928,106)           7.48     (299,904)         10.32
---------------------- ------------ ---------------- ----------- ---------------- ----------- ---------------
Outstanding, end of     4,052,198             1.09    1,581,752            6.95    2,482,245           7.20
year
---------------------- ------------ ---------------- ----------- ---------------- ----------- ---------------
Options exercisable,
end of year             3,088,850             1.04    1,042,012            7.48      957,063           8.45
---------------------- ------------ ---------------- ----------- ---------------- ----------- ---------------
Weighted average
fair value of stock
options granted
during the year                               0.66                         1.59                        1.78
---------------------- ------------ ---------------- ----------- ---------------- ----------- ---------------


                               Annual Report (31)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following table summarizes information relating to the employee stock options as at December 31, 2004:



                                                            Outstanding                        Exercisable
                                -----------------------------------------------------------------------------

                                  Weighted average                                        Weighted average
Range of                                 remaining     Weighted average                          remaining
exercise prices                   contractual life       exercise price                     exercise price
$                          #                [years]                   $               #                  $
-------------------------------------------------------------------------------------------------------------
0.70 to 1.00       3,207,838                  8.98                 0.86       2,771,838               0.86
1.01 to 2.00         771,887                  8.97                 1.56         245,360               1.56
2.01 to 7.00          62,037                  2.45                 4.62          62,037               4.62
7.01 to 15.25         10,436                  5.61                15.15           9,615              15.16
-------------------------------------------------------------------------------------------------------------
0.70 to 15.25      4,052,198                  8.86                 1.09       3,088,850               1.04
-------------------------------------------------------------------------------------------------------------

          The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.

                                                                     2004            2003             2002
                                                                        $               $                $
----------------------------------------------------------- ---------------- --------------- ----------------
Net loss as reported                                              (10,148)        (34,942)         (54,834)
Additional pro forma stock-based compensation expense                (483)         (2,055)          (1,615)
----------------------------------------------------------- ---------------- --------------- ----------------
Pro forma net loss                                                (10,631)        (36,997)         (56,449)
----------------------------------------------------------- ---------------- --------------- ----------------
Pro forma basic and diluted loss per share                           0.19            0.79             1.27
----------------------------------------------------------- ---------------- --------------- ----------------

          The fair values of all options granted during the following years were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                    2004             2003             2002
----------------------------------------------------------- --------------- ---------------- ----------------
Expected option life [years]                                           5                5                5
Volatility                                                         1.009            1.080            0.714
Risk-free interest rate                                             2.6%             3.6%             3.2%
Dividend yield                                                        --               --               --
----------------------------------------------------------- --------------- ---------------- ----------------

          The Black-Scholes option-pricing model, used by the Company to calculate option values, as well as other accepted option valuation models, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.


                               Annual Report (32)

12. INCOME TAXES

The provision for income taxes differs from those that would be obtained by applying the statutory rates as a result of the following:


                                                                    2004             2003            2002
                                                                       $                $               $
----------------------------------------------------------- --------------- ---------------- ---------------
Loss before income taxes and minority interest                    14,745           34,786          54,623
Statutory rates                                                    36.12%            37.6%          38.62%
----------------------------------------------------------- --------------- ---------------- ---------------
Expected income tax recovery                                      (5,326)         (13,080)        (21,095)
Minority interest                                                    388               --              --
Permanent differences                                                 10               29              28
Stock option compensation                                          1,073               --              --
Gain not recognized for tax                                          (95)              --              --
Large Corporations Tax                                               200              156             211
Future tax benefits not recognized                                    227           13,051          21,067
----------------------------------------------------------- --------------- ---------------- ---------------
Provision for (recovery of) income taxes                          (3,523)             156             211
----------------------------------------------------------- --------------- ---------------- ---------------

Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:


                                                                                     2004            2003
                                                                                        $               $
--------------------------------------------------------------------------- ---------------- ---------------
Future tax assets
 Non-capital losses                                                                   640          18,490
 Investment tax credits                                                               383          23,129
 Scientific research and experimental development expenses                           2,643          73,000
 Share issue costs                                                                    140           4,231
 Patents and trademarks                                                             4,640            (129)
 Federal property, plant and equipment                                             (4,500)          2,835
 Ontario property, plant and equipment                                             (2,846)         (2,953)
--------------------------------------------------------------------------- ---------------- ---------------
                                                                                    1,100         118,603
Valuation allowance                                                                (1,100)       (118,603)
--------------------------------------------------------------------------- ---------------- ---------------
Net future tax assets                                                                   --               --
--------------------------------------------------------------------------- ---------------- ---------------

The provision for income taxes recorded during fiscal 2004 of $100 [2003 - $156; 2002 - $211] relates to Large Corporations Tax.

As part of the Arrangement, the Company sold its tax losses and other tax attributes for cash of $16 million. The future tax asset and liability associated with the depreciable property, plant and equipment and patents and trademarks are valued at $80 million as a result of the Arrangement.

In addition, the Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The total of such expenditures accumulated to December 31, 2004 is approximately $7,867 [2003 - $205,000; 2002 - $185,000].

At December 31, 2004, the Company has tax losses for Canadian tax purposes of $1,773 which expire in 2011. These losses can be used to offset future years' Canadian taxable income. The Company also has unclaimed Canadian scientific research investment tax credits of $528 which expire in 2014. These investment tax credits can be used to offset future years' Canadian federal taxes payable.


                               Annual Report (33)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13. SHORT-TERM DEBT

[A]       $20 MILLION CREDIT FACILITY

          On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia [the "Bank"] in the amount of $20 million. The obligations of the Company in connection with the Facility are secured by a fixed and floating first charge in favour of the Bank over all of the Company's real and personal property assets. The Facility replaced the Company's undrawn $35 million senior credit facility which had a $15 million cash collateral requirement. The terms of the Facility include less restrictive covenants and a reduced interest rate compared to the previous facility.

          The Facility, which was fully drawn in 2003, was initially set to expire on May 24, 2004, but was extendible for up to an additional twelve-month period. On October 22, 2002, the Company entered into a memorandum of understanding with MDS, pursuant to which MDS agreed to guarantee the Facility under a guarantee [the "MDS Guarantee"]. Under the MDS Guarantee, the Bank agreed to request payment from MDS prior to exercising its remedies under the security granted by the Company and MDS would be subrogated to and take an assignment of the rights and remedies of the Bank under the Facility and the security granted by the Company in connection with the Facility. Borrowings under the Facility bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly. In December 2003, the MDS Guarantee was extended to October 21, 2004 and the expiry date of the Facility was extended from May 25, 2004 to October 1, 2004.

          On August 25, 2004, the Company, at its option, granted an additional 2,000,000 warrants to MDS pursuant to the terms of the guarantee agreement. As a result, the MDS Guarantee expiration date was extended to June 20, 2005, in which case the Facility will be repayable on May 25, 2005.

          TRANCHE A WARRANTS

          In consideration for providing the MDS Guarantee, 6,000,000 warrants [the "Tranche A Warrants"] were issued to MDS during the year ended December 31, 2002. Each Tranche A Warrant entitled MDS to subscribe for and purchase one common share at a price of $1.00. 5,000,000 Tranche A Warrants were exercisable, in whole or in part, from and after the date upon which the MDS Guarantee was delivered by MDS [the "Guarantee Date"] and prior to the later of the third anniversary of the Guarantee Date, and, if the loan is not repaid within 15 months of the Guarantee Date [the "Initial Term"], 12 months following the date upon which the loan is repaid in full.

          For each whole or part month that the loan remains outstanding beyond the Initial Term [to a maximum of three additional months] [each such whole or part month being an "Extension Month"], MDS would be entitled to exercise Tranche A Warrants entitling it to subscribe for 333,333 common shares at any time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date. As the Initial Term expired on January 22, 2004, MDS became entitled to exercise 333,333 Tranche A Warrants on each of February 22, 2004, March 22, 2004 and April 22, 2004.

          Since the Facility remained outstanding beyond April 22, 2004, all of the 6,000,000 Tranche A Warrants are now exercisable.

          Pursuant to the Arrangement, the Tranche A Warrants were amended such that the aggregate number of common shares to which MDS is entitled was reduced by 500,000, as a result of which MDS is currently entitled to acquire only 5,500,000 common shares upon the exercise of the Tranche A Warrants. This reduction was effected by reducing by 50% MDS's entitlement to acquire common shares which vested on February 22, 2004, March 22, 2004 and April 22, 2004. As a result of the Arrangement, MDS currently holds warrants of the Company that entitle MDS to acquire, on the due exercise thereof, up to 5,500,000 common shares on terms and conditions identical to the terms and conditions of the Tranche A Warrants, with the exception of the exercise price, which was reduced by $0.04 per Tranche A Warrant to $0.96.


                               Annual Report (34)

          TRANCHE B WARRANTS

          The original memorandum of understanding between the Company and MDS [the "MDS MOU"] contemplated that, in the event that regulatory approval is obtained to issue an additional 4,000,000 warrants [the "Tranche B Warrants"] to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 4,000,000 common shares at a price of $1.00 per common share, the Facility may be extended for up to 12 additional months [to a maximum of 30 months in the aggregate]. In such case, the Company would issue 4,000,000 Tranche B Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the Facility remains outstanding beyond 18 months [to a maximum of 12 additional months] [each such whole or part month being an "Additional Extension Month"], MDS would be entitled to exercise Tranche B Warrants entitling it to subscribe for 333,333 common shares [333,337 in the final Additional Extension Month, to reach a total of 4,000,000] at any time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date. Pursuant to the Arrangement, the MDS MOU was terminated and the Company and MDS entered into a new memorandum of understanding [the "New Hemosol MOU"]. The New Hemosol MOU sets out the terms and conditions of the right of MDS to acquire up to 2,000,000 warrants to purchase common shares, on the same terms as the Tranche B Warrants, except that the number of warrants vesting each month was reduced by 50% and the exercise price was reduced by $0.04 per Tranche B Warrant to $0.96.

          The terms of the warrants are as follows:


Number                                   Exercise price
#               Vesting dates            $                Expiry dates
--------------- ------------------------ ---------------- ---------------------------------------------------
5,000,000       November 22, 2002        0.96             On the later of:

                                                          [i]  November 22, 2005; and
                                                          [ii] If the Facility is not repaid by February
                                                               22, 2004, then the earlier of twelve months
                                                               following the date upon which the Facility
                                                               is repaid in full, and November 22, 2007.

500,000         166,666 February 22,     0.96             On the earlier of:
                2004                                      [i]  The third anniversary date of the vesting
                166,666 March 22, 2004                         date; and

                166,667 April 22, 2004                    [ii] If the Facility is not repaid by February
                                                               22, 2004, then the earlier of twelve months
                                                               following the date upon which the Facility
                                                               is repaid in full, and November 22, 2007.

                Evenly over the twelve                    Evenly over the twelve month period from April
2,000,000       month period             0.96             30, 2007 to March 31, 2008
                from May 1, 2004 to
                April 1, 2005

          In 2003, the Company recorded deferred charges related to the intial 6,000,000 Tranche A Warrants at their fair value of $7,080 [note 8], to be amortized over the initial term of the Facility. As a result of the Arrangement, MDS surrendered 500,000 Tranche A Warrants. This transaction has been reflected as a decrease of approximately $590 in outstanding warrants and options and a corresponding increase in contributed surplus.

          The remaining 2,000,000 Tranche B Warrants were issued to MDS on August 25, 2004 and the fair value of approximately $1,000 has been determined using the Black-Scholes option-pricing model. Of the 2,000,000 Tranche B Warrants, 1,333,333 have vested as at December 31, 2004 and the remaining warrants will vest evenly over the remaining term of the Facility. The fair value of the Tranche B Warrants that had vested upon the extension of the MDS Guarantee are recorded in deferred financing charges and amortized over the life of the MDS Guarantee. The fair value of the warrants vesting subsequent to the MDS Guarantee being extended are expensed as vested.


                               Annual Report (35)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[B]       $35 MILLION SENIOR CREDIT FACILITY

          On April 22, 2002, the Company entered into an amending agreement [the "Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. The Facility replaced the Amended Facility. As a result, in connection with the finalization of the Facility, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will terminate all of its obligations under the Amended Facility. During 2002, the Company wrote off deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment. The remaining $2,696 related to cash debt issue costs.

[C]       $12.5 MILLION SUBORDINATE CREDIT FACILITY

          During 2002, the Company terminated all of its obligations under the subordinate credit facility. On June 30, 2002, the Company wrote off deferred debt issue costs related to the termination of the Company's subordinate credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of amendment. The remaining $972 related to cash debt issue costs.


14. DEBENTURES PAYABLE

In December 2002, Hemosol Research Corporation, a wholly-owned subsidiary of the Company, entered into a joint venture with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10,000 cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements. On April 14, 2003, 1555195 Ontario Inc. repaid the $10,000 debentures plus interest expense of $80. All obligations under the debentures were terminated. 1555195 Ontario Inc. does not hold any other assets or liabilities.


15. LICENSE AGREEMENTS

The Company entered into a license agreement with the Canadian Department of National Defence dated July 30, 1986, as amended and restated March 1, 1999, pursuant to which it was granted exclusive worldwide licenses to certain inventions and processes related to HEMOLINK(TM). The agreement expires upon the latter of [i] the expiry of the patent rights licensed thereunder and [ii] the expiry of any patents obtained by the Company related to the patent rights licensed by the Canadian Department of National Defence.

Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies.

This agreement also commits, and the Company is paying, a minimum annual royalty at the greater of $10,000 or 20% of royalties due in the immediately preceding year. The Company has the right to commute future royalties in consideration of the payment of the greater of $4,000 or five times the previous year's annual royalties.

The Company also purchased intellectual Property from Baxter Biotech Technology S.a.r.l ["Baxter"] on October 18, 2000, based on hemoglobin drug delivery technology.

Under this asset purchase agreement, the Company would be required to pay a 4% royalty upon the net selling price of any products which may be produced.



                               Annual Report (36)

16. MISCELLANEOUS INCOME

Miscellaneous income for 2003 includes: [i] net proceeds received from an insurance policy in July 2003 in the amount of $1,739; [ii] the sale of equipment for net proceeds of $1,100 and [iii] other amounts of $32.



17. LEASE COMMITMENTS

The future minimum annual lease payments under operating lease agreements for equipment in aggregate for the years ending December 31 are approximately as follows:

                                                                           $
---------------------------------------------------------------- --------------
2005                                                                     201
2006                                                                      93
2007                                                                      76
2008                                                                      13
---------------------------------------------------------------- --------------
                                                                         383
---------------------------------------------------------------- --------------


18. RESEARCH AND DEVELOPMENT

Hemosol has a range of products in development, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin [a protein] has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

In the case of therapeutic drug conjugates, Hemosol is also developing additional therapeutics based upon a hemoglobin-based delivery platform to treat diseases such as acute viral infections and cancers of the liver. As a means of establishing its own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T-cell therapy for the treatment of cancer and the identification of factors affecting blood cell growth and development.

Research and development costs cumulative from July 11, 1985 though December 31, 2004 related to HEMOLINK amounted to $191,108.


                               Annual Report (37)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



19. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:


                                                                  2004              2003             2002
                                                                     $                 $                $
------------------------------------------------------- ----------------- ----------------- ----------------
Prepaids and other assets                                          369               342            2,079
Inventory                                                          (55)              (73)          (1,146)
Accounts payable and accrued liabilities                          (856)           (5,398)           2,885
------------------------------------------------------- ----------------- ----------------- ----------------
                                                                  (542)           (5,129)           3,818
------------------------------------------------------- ----------------- ----------------- ----------------

Non-cash transactions

The Company entered into the following non-cash activities:

     [i] On October 25, 2002, the Company incurred $7,080 of deferred debt issue costs through the issuance of 6,000,000 common share purchase warrants [notes 8 and 11[b]].

     [ii] On April 18, 2002, the Company issued 159,250 common shares valued at
          $718 as payment of underwriters' fees [note 11[a]].

     [iii]At December 31, 2002, property, plant and equipment obligations included in accounts payable and accrued liabilities totaled $6,457.

     [iv] On December 16, 2003, the Company issued 2,000,000 common shares valued at $2,520 as consideration for entering into the binding ProMetic memorandum of understanding [note 11[a]].

     [v] On June 2, 2004, the Company issued 1,000,000 common shares valued at $1,260 as consideration for entering into definitive license and strategic alliance agreements with ProMetic [note 11[a]].

     [vi] On August 25, 2004, the Company issued 2,000,000 common share purchase warrants to MDS, incurring $640 of deferred debt issue costs [notes 8 and 13[a]].

20. FINANCIAL INSTRUMENTS

FAIR VALUES

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2004 and 2003, the estimated fair values of cash and cash equivalents, other assets, accounts payable and accrued liabilities approximate their carrying values due to the short-term, maturity periods of these instruments. The fair value of the short-term debt is not determinable, however, the carrying value approximates the combined fair value of the short-term debt and MDS Guarantee [note 13].

FOREIGN CURRENCY RATE RISK

The Company is exposed to foreign currency fluctuations to the extent that purchases are denominated in foreign currencies.

The Company has the following percentage of their assets and liabilities denominated in foreign currencies:

                                                           2004          2003
                                                              %             %
------------------------------------------------- ---------------- -------------
Cash and cash equivalents                                     8             4
Accounts payable and accrued liabilities                      5             6
------------------------------------------------- ---------------- -------------


These amounts are mainly denominated in U.S. dollars.

The Company is exposed to foreign currency rate risks with respect to these amounts. The Company currently does not use financial instruments to hedge these risks.


                               Annual Report (38)

21. SUBSEQUENT EVENTS

On March 31, 2005, the Company entered into agreements related to a private placement for total proceeds of approximately $13,400. The private placement includes a securities purchase agreement providing for the issuance of a convertible note in the amount of US$5,000 and a subscription agreement providing for the issuance of 10,948,731 special warrants of the Company.

The convertible note has a second charge over all of the Company's assets, a term of 36 months and bears interest equal to prime plus 2%. The convertible note can be converted into common shares of the Company at the holder's option based on a conversion price of US$0.69 per common share. The securities purchase agreement also contemplates the issuance of a warrant with a term of five years which will entitle the holder of the convertible note to purchase 2,729,122 common shares at an exercise price of US$0.86 per common share up to 54% of the warrants and US$1.04 per common share up to the remaining 46% of the warrants.

The special warrants will be exercisable into one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at an exercise price of $1.00 for a period of 60 months.

In conjunction with the completion of the private placement, the Company has entered into a memorandum of understanding with MDS. MDS will extend the term of its guarantee on the $20,000 facility to June 20, 2007, which would extend the expiry date of the Facility to May 25, 2007. As consideration for the extension, the Company will issue to MDS 2.75 million common share purchase warrants at an exercise price of $0.84 per warrant.

The Company has also amended the license agreement with ProMetic where the $4 million cash license fee payment due to ProMetic as a result of the achievement of process definition of the Cascade at Pilot-Scale was replaced with a cash payment of $1 million and the issuance to ProMetic of 3,488,372 common shares within 15 days of the closing of the private placement.

The closing of the private placement is expected to occur during April 2005.


                               Annual Report (39)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which differ in certain material respects from those applicable in U.S. GAAP.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[A]       CONSOLIDATED BALANCE SHEET ADJUSTMENTS:


                                                                                     2004            2003
                                                                                        $               $
-------------------------------------------------------------------------- ----------------- ---------------
Patents and trademarks
Balance under Canadian GAAP                                                         1,164           1,368
Adjustment for patents and trademarks [i]                                          (1,164)         (1,368)
-------------------------------------------------------------------------- ----------------- ---------------
Balance under U.S. GAAP                                                                --              --
-------------------------------------------------------------------------- ----------------- ---------------
License technology
Balance under Canadian GAAP                                                         5,022           2,520
Adjustment for license technology [ii]                                             (5,022)         (2,520)
-------------------------------------------------------------------------- ----------------- ---------------
Balance under U.S. GAAP                                                                --              --
-------------------------------------------------------------------------- ----------------- ---------------
Deficit
Balance under Canadian GAAP                                                      (266,225)       (253,177)
Adjustment for patents and trademarks [i]                                          (1,164)         (1,368)
Adjustment for license technology [ii]                                             (5,022)         (2,520)
-------------------------------------------------------------------------- ----------------- ---------------
Balance under U.S. GAAP referred to as                                           (272,411)       (257,065)
  "Deficit accumulated during the development stage"
 [note 22[f][i]]
-------------------------------------------------------------------------- ----------------- ---------------

          [i]       Patents and trademarks

                    Under Canadian GAAP, patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated economic life.
                    Under U.S. GAAP, these costs are generally expensed as incurred.

          [ii]      License technology

                    Under U.S. GAAP, acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the license technology capitalized under Canadian GAAP.

[B]  THE COMPONENTS OF STOCKHOLDERS' EQUITY UNDER U.S. GAAP ARE AS FOLLOWS:

                                                                                    2004            2003
                                                                                       $               $
------------------------------------------------------------------------ ------------------ ---------------
Share capital                                                                    325,791         321,625
Contributed surplus                                                                9,125           8,535
Deficit accumulated during the development stage                                (272,411)       (257,065)
------------------------------------------------------------------------ ------------------ ---------------
                                                                                  62,505          73,095
------------------------------------------------------------------------ ------------------ ---------------


                               Annual Report (40)

[C]       RECONCILIATION OF NET LOSS UNDER CANADIAN AND U.S. GAAP:


                                                                          2004         2003         2002
                                                                             $            $            $
--------------------------------------------------------------------- ----------- ------------ ------------
Net loss for the year, under Canadian GAAP                             (10,148)     (34,942)     (54,834)
Adjustment for patents and trademarks [note 22[a][i]]                      204          808         (212)
Adjustment for license technology [note 22[a][ii]]                      (2,502)      (2,520)          --
--------------------------------------------------------------------- ----------- ------------ ------------
Net loss and comprehensive loss, under U.S. GAAP                       (12,446)     (36,654)     (55,046)
--------------------------------------------------------------------- ----------- ------------ ------------
Net loss per share, under U.S. GAAP                                      $0.22        $0.78        $1.24
--------------------------------------------------------------------- ----------- ------------ ------------
Weighted average number of common shares outstanding, under U.S GAAP    56,664       46,837       44,514
--------------------------------------------------------------------- ----------- ------------ ------------


[D]       CASH FLOW ADJUSTMENTS:

                                                                          2004         2003         2002
                                                                             $            $            $
--------------------------------------------------------------------- ----------- ------------ ------------
Operating activities
Balance under Canadian GAAP                                            (14,552)     (26,655)     (40,359)
Adjustment for patents and trademarks [note 22[a][i]]                       --         (172)        (327)
Adjustment for employee stock purchase loans [i]                            --           --         (382)
--------------------------------------------------------------------- ----------- ------------ ------------
Balance under U.S. GAAP                                                (14,552)     (26,827)     (41,068)
--------------------------------------------------------------------- ----------- ------------ ------------
Investing activities
Balance under Canadian GAAP                                             10,017       (7,433)      35,026
Adjustment for patents and trademarks [note 22[a][i]]                       --          172          327
--------------------------------------------------------------------- ----------- ------------ ------------
Balance under U.S. GAAP                                                 10,017       (7,261)      35,353
--------------------------------------------------------------------- ----------- ------------ ------------
Financing activities
Balance under Canadian GAAP                                                671       24,555       20,179
Adjustment for employee stock purchase loans [i]                            --           --          382
--------------------------------------------------------------------- ----------- ------------ ------------
Balance under U.S. GAAP                                                    671       24,555       20,561
--------------------------------------------------------------------- ----------- ------------ ------------


          [i]       Employee stock purchase plan

                    Under Canadian GAAP, loans provided to employees for the purchase of shares may be either recorded as amounts receivable or deducted from share capital, depending on certain criteria. Under U.S. GAAP, such loans must be deducted from share capital.

          [ii] The consolidated statements of cash flows prepared in accordance with Canadian GAAP include a subtotal before changes in non-cash working capital balances related to operations. This subtotal would not be disclosed in the consolidated financial statements prepared in accordance with U.S. GAAP.



                               Annual Report (41)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[E] STOCK-BASED COMPENSATION:

On January 1, 2003, the Company prospectively adopted the recommendations of Statement of Financial Accounting Standard ["SFAS"] No. 123, "Accounting for Stock-based Compensation". Under the new policy, stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided below, as if these awards were accounted for using the fair value method:


                                                                     2004            2003            2002
                                                                        $               $               $
------------------------------------------------------------ --------------- --------------- ---------------
Net loss for the year, under U.S. GAAP                            (12,446)        (36,654)        (55,046)
Additional pro forma stock-based compensation costs                  (483)         (2,055)         (1,615)
------------------------------------------------------------ --------------- --------------- ---------------
Pro forma net loss for the year                                   (12,929)        (38,709)        (56,661)
------------------------------------------------------------ --------------- --------------- ---------------
Pro forma net loss per share                                         0.23            0.83            1.27
------------------------------------------------------------ --------------- --------------- ---------------

[F] DEVELOPMENT STAGE ENTERPRISE:

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise", the following additional disclosures are required:

          [i]       Consolidated statement of loss and deficit:


                                                                            Cumulative from July 11, 1985
                                                                                through December 31, 2004
                                                                                                        $
------------------------------------------------------------------------------------------------------------
Revenue                                                                                             7,285
-------------------------------------------------------------------------------------------- ---------------
Research and development                                                                          213,517
Administration and support services                                                                52,671
Marketing and business development                                                                 17,750
Write-off of property, plant and equipment                                                          4,654
Foreign exchange gain                                                                                (341)
-------------------------------------------------------------------------------------------- ---------------
                                                                                                  288,251
-------------------------------------------------------------------------------------------- ---------------
Loss from operations                                                                              280,966
Interest income                                                                                   (16,078)
Interest expense                                                                                    1,692
Amortization of deferred charges                                                                    9,106
Write-off of deferred charges                                                                       6,453
Net gain on Arrangement                                                                            (6,838)
Miscellaneous income                                                                               (2,871)
-------------------------------------------------------------------------------------------- ---------------
Loss before income taxes                                                                          272,430
Minority interest                                                                                  (1,074)
Provision for income taxes - current                                                                  820
Provision for income taxes - future                                                                (3,723)
-------------------------------------------------------------------------------------------- ---------------
Net loss for the period                                                                           268,453
Deficit, beginning of period                                                                            --
Dividends                                                                                             933
Share redemption premium                                                                              125
Distribution                                                                                        2,900
-------------------------------------------------------------------------------------------- ---------------
Deficit, end of period                                                                             272,411
-------------------------------------------------------------------------------------------- ---------------


                               Annual Report (42)

      [ii]        Consolidated statement of cash flows:


                                                                            Cumulative from July 11, 1985
                                                                                through December 31, 2004
                                                                                                        $
-------------------------------------------------------------------------------------------- ---------------
Cash used in operating activities                                                                (226,178)
-------------------------------------------------------------------------------------------- ---------------
Cash used in investing activities                                                                (100,407)
-------------------------------------------------------------------------------------------- ---------------
Cash provided by financing activities                                                              330,777
-------------------------------------------------------------------------------------------- ---------------
Effect of exchange rates on cash and cash equivalents                                                  38
-------------------------------------------------------------------------------------------- ---------------
Net increase in cash and cash equivalents during the period                                         4,230
-------------------------------------------------------------------------------------------- ---------------


                               Annual Report (43)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          [iii]     Common shares and warrants and options

          The following represents the Company's cumulative statement of shareholders' capital determined in accordance with U.S. GAAP from inception:


                                                           Common shares          Series A special shares
------------------------------------------------------------------------------------------------------------
                                                       #               $                #               $
------------------------------------------------------------------------------------------------------------
BALANCE, JULY 11, 1985                                --              --                --               --
Issued for cash during the period              2,410,537               7         2,000,000            2,000
 July 11, 1985 to December 31, 1990, net
BALANCE, JANUARY 1, 1991                       2,410,537               7         2,000,000            2,000
------------------------------------------------------------------------------------------------------------
Issued for cash                                2,217,450           2,257                --               --
Issuance of employee stock options                    --              --                --               --
Exchange of Series C special shares for          910,000           3,060                --               --
common shares
Shares redeemed                                  (50,520)             --                --               --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                       5,487,467           5,324         2,000,000            2,000
Issued for cash                                2,382,750          17,832                --               --
Issuance of employee stock options                    --              --                --               --
Shares redeemed                                       --              --        (2,000,000)          (2,000)
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                       7,870,217          23,156                --               --
Issued for cash                                3,181,500          32,735                --               --
Issuance of employee stock options                    --              --                --               --
Employee options exercised for cash                3,609               6                --               --
Shares redeemed                                  (24,057)             --                --               --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                      11,031,269          55,897                --               --
Issuance of employee stock options                    --              --                --               --
Employee options exercised for cash               28,868              49                --               --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                      11,060,137          55,946                --               --
Issued for cash                                       --              --                --               --
Issuance of employee stock options                    --              --                --               --
Employee options exercised for cash                7,218              12                --               --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                      11,067,355          55,958                --               --
Issued for cash                                2,500,000          12,098                --               --
Issuance of employee stock options                    --              --                --               --
Employee options exercised for cash               10,000              17                --               --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                      13,577,355          68,073                --               --
Issuance of employee stock options                    --              --                --               --
Conversion of Series D special shares          1,048,214           5,739                --               --
------------------------------------------------------------------------------------------------------------


                               Annual Report (44)

         Series C special shares               Series D special shares           Warrants and options           Total
----------------------------------------------------------------------------------------------------------------------
             #                $                 #                $               #                 $                $
----------------------------------------------------------------------------------------------------------------------
             --               --               --               --               --               --               --
        910,000            2,002               --               --               --               --            4,009
---------------------------------------------------------------------------------------------------------------------
        910,000            2,002               --               --               --               --            4,009
             --               --               --               --               --               --            2,257
             --               --               --               --          259,441               --               --
       (910,000)          (2,002)              --               --               --               --            1,058
             --               --               --               --               --               --               --
---------------------------------------------------------------------------------------------------------------------
             --               --               --               --          259,441               --            7,324
             --               --               --               --               --               --           17,832
             --               --               --               --           75,779               --               --
             --               --               --               --               --               --           (2,000)
----------------------------------------------------------------------------------------------------------------------
             --               --               --               --          335,220               --           23,156
             --               --               --               --               --               --           32,735
             --               --               --               --           52,500               --               --
             --               --               --               --               --               --                6
             --               --               --               --               --               --               --
----------------------------------------------------------------------------------------------------------------------
             --               --               --               --          387,720               --           55,897
             --               --               --               --           60,000               --               --
             --               --               --               --               --               --               49
----------------------------------------------------------------------------------------------------------------------
             --               --               --               --          447,720               --           55,946
             --               --        1,048,214            5,739               --               --            5,739
             --               --               --               --           50,000               --               --
             --               --               --               --               --               --               12
----------------------------------------------------------------------------------------------------------------------
             --               --        1,048,214            5,739          497,720               --           61,697
             --               --               --               --               --               --           12,098
             --               --               --               --          279,057               --               --
             --               --               --               --               --               --               17
----------------------------------------------------------------------------------------------------------------------
             --               --        1,048,214            5,739          776,777               --           73,812
             --               --               --               --           45,000               --               --
             --               --       (1,048,214)          (5,739)              --               --               --
----------------------------------------------------------------------------------------------------------------------


                            2004 Annual Report (45)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 [iii]  Common shares and warrants and options [cont'd]:


                                                                       Common shares         Series A special shares
--------------------------------------------------------------------------------------------------------------------
                                                                     #               $             #             $
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1998                                     14,625,569         73,812            --             --
Issuance of employee stock options                                   --             --            --             --
Issued for cash                                               2,437,594          7,059            --             --
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                                     17,063,163         80,871            --             --
Issued for cash                                               7,616,328         25,683            --             --
Issuance of employee stock options                                   --             --            --             --
Employee options exercised for cash                              25,160             52            --             --
Issue of common shares under employee share purchase plan        24,350            107            --             --
for cash
Non-employee warrants and options exercised for cash             40,300            129            --             --
Issued for services                                                  --             --            --             --
Shares returned and cancelled                                  (100,000)            --            --             --
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                                     24,669,301        106,842            --             --
Issued for cash                                               7,072,333         69,636            --             --
Issuance of employee stock options                                   --             --            --             --
Employee options exercised for cash                             283,817            874            --             --
Issue of common shares under employee share purchase plan        32,450            429            --             --
for cash
Non-employee warrants and options exercised for cash            212,000            678            --             --
Issued for services                                                  --             --            --             --
Expired                                                              --             --            --             --
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                                     32,269,901        178,459            --             --
Issued for cash                                               8,050,000         99,785            --             --
Issuance of employee stock options                                   --             --            --             --
Employee options exercised for cash                             296,860          1,435            --             --
Issue of common shares under employee share purchase plan        33,400            264            --             --
for cash
Non-employee warrants and options exercised for cash            343,700          2,701            --             --
Issued for services                                                  --             --            --             --
Expired                                                              --             --            --             --
--------------------------------------------------------------------------------------------------------------------


                            2004 Annual Report (46)

      Series C special shares        Series D special shares        Warrants and options          Total
----------------------------------------------------------------------------------------------------------
          #             $              #                 $           #               $              $
----------------------------------------------------------------------------------------------------------
          --           --             --                --        821,777            --          73,812
          --           --             --                --        394,170            --              --
          --           --             --                --             --            --           7,059
----------------------------------------------------------------------------------------------------------
          --           --             --                --      1,215,947            --          80,871
          --           --             --                --             --            --          25,683
          --           --             --                --        468,250            --              --
          --           --             --                --        (25,160)           --              52
          --           --             --                --             --            --             107
          --           --             --                --        (40,300)           --             129
          --           --             --                --        320,000            --              --
          --           --             --                --       (209,473)           --              --
----------------------------------------------------------------------------------------------------------
          --           --             --                --      1,729,264            --         106,842
          --           --             --                --             --            --          69,636
          --           --             --                --        685,917            --              --
          --           --             --                --       (283,817)           --             874
          --           --             --                --             --            --             429
          --           --             --                --       (212,000)           --             678
          --           --             --                --      1,044,172         2,900           2,900
          --           --             --                --        (38,999)           --              --
----------------------------------------------------------------------------------------------------------
          --           --             --                --      2,924,537         2,900         181,359
          --           --             --                --             --            --          99,785
          --           --             --                --        793,700            --              --
          --           --             --                --       (296,860)           --           1,435
          --           --             --                --             --            --             264
          --           --             --                --       (343,700)           --           2,701
          --           --             --                --         20,000           134             134
          --           --             --                --       (257,533)           --              --
----------------------------------------------------------------------------------------------------------


              2004 Annual Report (47)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 [iii]  Share capital [cont'd]:


                                                                Common shares             Series A special shares
------------------------------------------------------------------------------------------------------------------
                                                               #               $             #               $
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2002                                   40,993,861     282,644            --             --
Issued for cash                                             5,059,250      20,694            --             --
Issuance of employee stock options                                 --          --            --             --
Employee options exercised for cash                            46,523          80            --             --
Issue of common shares under employee
 share purchase plan for cash                                   4,150          45            --             --

Issued for services                                                --          --            --             --
Cancelled                                                          --          --            --             --
Expired                                                            --          --            --             --
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2003                                   46,103,784     303,463            --             --
Issued to acquire license technology                        2,000,000       2,520            --             --
Issued as Series A special warrants                                --          --            --             --
Issued as Series B special warrants                                --          --            --             --
Expired                                                            --          --            --             --
Issuance of employee stock options                                 --          --            --             --
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2004                                   48,103,784     305,983            --             --
Issued to acquire license technology                        1,000,000       1,260            --             --
Exercise of Series A and B special warrants                 7,841,800       4,245            --             --
Cost of issuing common shares and Series A and B special           --          --            --             --
warrants
Issuance of broker options                                         --          --            --             --
Exercise of common share purchase warrants                    249,996         223            --             --
Issued for services                                                --          --            --             --
Cancelled                                                          --          --            --             --
Cancellation of employee stock options                             --          --            --             --
Issuance of replacement employee stock options                     --          --            --             --
Expired                                                            --          --            --             --
------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                 57,195,580     311,711               --          --
------------------------------------------------------------------------------------------------------------------

23. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.



                            2004 Annual Report (48)

      Series C special shares          Series D special shares            Warrants and options              Total
---------------------------------------------------------------------------------------------------------------------
        #                $           #                   $                #                    $                 $
---------------------------------------------------------------------------------------------------------------------
        --              --           --                  --        2,840,144                3,034           285,678
        --              --           --                  --               --                   --            20,694
        --              --           --                  --          715,750                   --                --
        --              --           --                  --          (46,523)                  --                80
        --              --           --                  --               --                   --                45
        --              --           --                  --        8,557,500                7,890             7,890
        --              --           --                  --          (85,000)                (624)             (624)
        --              --           --                  --         (522,126)                  --                --
--------------------------------------------------------------------------------------------------------------------
        --              --           --                  --       11,459,745               10,300           313,763
        --              --           --                  --               --                   --             2,520
        --              --           --                  --        7,200,000                4,895             4,895
        --              --           --                  --          641,800                  447               447
        --              --           --                  --       (3,378,106)                  --                --
        --              --           --                  --           27,613                   --                --
--------------------------------------------------------------------------------------------------------------------
        --              --           --                  --       15,951,052               15,642           321,625
        --              --           --                  --               --                   --             1,260
        --              --           --                  --       (7,841,800)              (4,245)               --
        --              --           --                  --        3,920,890               (1,097)           (1,097)
        --              --           --                  --          392,090                  758               758
        --              --           --                  --         (249,996)                  --               223
        --              --           --                  --        2,000,000                  640               640
        --              --           --                  --         (500,000)                (590)             (590)
        --              --           --                  --       (1,191,290)                  --                --
        --              --           --                  --        3,981,612                2,972             2,972
        --              --           --                  --         (319,876)                  --                --
--------------------------------------------------------------------------------------------------------------------
        --              --           --                  --       16,142,682               14,080           325,791
--------------------------------------------------------------------------------------------------------------------


                            2004 Annual Report (49)

SHAREHOLDER INFORMATION


BOARD OF DIRECTORS

LEE HARTWELL, B.A., C.A.
President, Chief Executive Officer, Hemosol Corp.

MITCHELL J. KOSTUCH,(2)
President Kostuch Publication Limited
(a specialty business magazine publisher)

EDWARD LANE(1)
Director, Business Consultant

WILFRED G. LEWITT (4)
Chairman, MDS Inc.

EDWARD E. McCORMACK(1, 2)
Director, Business Consultant

ROBERT H. PAINTER, PH.D., F.R.S.(U.K.) C. CHEM.(3)
Professor Emeritus, University of Toronto,
Departments of Biochemistry and Immunology

EDWARD K. RYGIEL(3,4)
Chairman, Hemosol Corp.
and Chairman, MDS Capital Corp.

C. ROBERT VALERI, M.D.(3)
Director, Naval Blood Research Laboratory,
Boston University


(1)  Member of the Audit Committee

(2)  Member of the Environmental, Health & Safety Committee

(3)  Member of Clinical & Regulatory Committee

(4) Member of the Corporate Governance, Nominating, Human Resources & Compensation Committee


MANAGEMENT TEAM

DIRK ALKEMA, B.SC., PH.D.
Vice President, Operations

DAVID N. BELL, M.SC., PH.D.
Chief Scientific Officer,
Drug Development and Research

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer

MICHAEL MATHEWS, B.SC., M.SC.
Vice President, Clinical and Regulatory Affairs


                            2004 Annual Report (50)

SHAREHOLDER INFORMATION


ANNUAL MEETING
The Annual and Special Meeting of Shareholders will be held June 7, 2005 at 10:00 a.m.
The Toronto Stock Exchange Gallery
2 First Canadian Place, 130 King Street West
Toronto, ON



STOCK LISTING
Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL



TRANSFER AGENT
Computershare Trust Company of Canada
Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
For change of address, lost stock certificates and other related inquiries, please write to the above address or service@computershare.com



AUDITORS
Ernst & Young, LLP, Toronto, Ontario



SHAREHOLDER INFO
For annual and quarterly reports,
news releases and other investor information, please contact Hemosol Investor Relations.
Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080
Email: ir@hemosol.com
www.hemosol.com


                            2004 Annual Report (51)

    Form 52-109FT1 - Certification of Annual Filings during Transition Period


I, Lee Hartwell, the Chief Executive Officer of Hemosol Corp., certify that:

     1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp. (the issuer) for the period ending December 31, 2004;

     2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

     3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:       March 31, 2005


                                                 /s/ Lee Hartwell
                                                 -------------------------------
                                                 Lee Hartwell
                                                 Chief Executive Officer

    Form 52-109FT1 - Certification of Annual Filings during Transition Period


I, Lee Hartwell, the Chief Financial Officer of Hemosol Corp., certify that:

     4. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp. (the issuer) for the period ending December 31, 2004;

     5. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

     6. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:       March 31, 2005


                                                   /s/ Lee Hartwell
                                                   -----------------------------
                                                   Lee Hartwell
                                                   Chief Financial Officer

                                  HEMOSOL CORP.

                                      PROXY
                                 FOR USE AT THE
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  JUNE 7, 2005


The undersigned holder of common shares ("Common Shares") of HEMOSOL CORP. (the "Company") hereby appoints Edward K. Rygiel, Chairman of the Board of Directors of the Company, or failing him, Lee D. Hartwell, the Chief Executive Officer of the Company, or failing him, Edward McCormack, Chair of the Audit Committee, or instead of any of the foregoing,__________________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the special meeting (the "Meeting") of the shareholders of the Company to be held on the 7th day of June, 2005, and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such adjournment(s) or postponement(s) thereof, with power of substitution and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote the shares registered in the name of the undersigned as specified below:

1. To Vote For ____ or Against ____ the election of directors.

2. To Vote For ____ or Against ____ the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

3. To Vote For ____ or Against ____ the special resolution (the full text of which is reproduced as Schedule A to the accompanying management information circular and proxy statement) approving an amendment to the Company's articles of incorporation, as amended, to consolidate its issued and outstanding Common Shares on the basis of a ratio within the range of one post-consolidation Common Share for every two pre-consolidation common shares to one post-consolidation Common Share for every four pre-consolidation Common Shares, with the ratio to be selected and implemented by the Company's board of directors in its sole discretion, if at all, at any time prior to June 7th, 2006 (the "Share Consolidation Resolution").

4. To vote at the nominee's discretion upon any amendments or variations to the matters specified in the notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

IF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO ABOVE OR TO ANY OTHER MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO SUCH MATTERS. THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN BY THE UNDERSIGNED. IN THE EVENT THAT NO SPECIFICATION HAS BEEN MADE WITH RESPECT TO VOTING FOR OR AGAINST THE ELECTION OF DIRECTORS, THE APPOINTMENT OF THE AUDITORS OR THE SHARE CONSOLIDATION RESOLUTION, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE THE SHARES REPRESENTED BY THIS PROXY FOR SUCH MATTERS.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY. SHAREHOLDERS MAY APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED ABOVE FOR THAT PURPOSE.

DATED the____day of____________, 2005.


___________________________________        _____________________________________
Signature of shareholder                    Name of shareholder (please print)

NOTES:


1. This form of proxy must be signed and dated by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the day on which it is mailed by management of the Company.

2. Properly executed forms of proxy must be deposited no later than the close of business, twenty-four hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment(s) or postponement(s) thereof with Computershare Trust Company of Canada, at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, or with the Secretary of the Company at the registered address of the Company, at 2585 Meadowpine Blvd., Mississauga, Ontario, L5N 8H9

                              [Hemosol Corp. logo]


             NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
             -------------------------------------------------------
                                  HEMOSOL CORP.
                                  -------------

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Hemosol Inc. (the "Company") will be held on Tuesday June 7, 2005 at 10:00 a.m. Eastern Standard Time at the TSX Broadcast Centre, Gallery Room, 130 King Street West, Toronto, Ontario, M5X 1J2 for the following purposes:

     1. to receive and consider the annual financial statements of Hemosol for the year ended December 31, 2004 and the report of the directors and auditors thereon;

     2.   to elect the directors of Hemosol;

     3. to appoint the auditors of Hemosol and to authorize the directors to fix their remuneration; and

     4. to consider and, if deemed appropriate, adopt, with or without variation, a special resolution (the full text of which is reproduced as Schedule A to the accompanying management information circular) approving an amendment to the Company's articles of incorporation, as amended, to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every two pre-consolidation common shares to one post-consolidation common share for every four pre-consolidation common shares, with the ratio to be selected and implemented by the Company's board of directors in its sole discretion, if at all, at any time prior to June 7, 2006 (the "Share Consolidation Resolution"); and

     5. to transact such other business as may properly be brought before the meeting.

DATED as at the 6th day of May, 2005.

                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            /s/ Lee Hartwell

                                            Lee Hartwell
                                            Chief Executive Officer & Secretary
Notes:
------

1. Holders of common shares of the Company are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting, whether or not they are able to attend personally.


2. Only holders of common shares of the Company of record at the close of business on May 2, 2005 will be entitled to vote those common shares registered in such holder's name at the meeting, except to the extent that such holder has transferred any common shares of the Company registered in such holder's name after May 2, 2005 and the transferee of such common shares establishes proper ownership and demands, not later than ten days before the meeting, that the transferee's name be included in the list of shareholders eligible to vote at the meeting, in which case the transferee will be entitled to vote such common shares at the meeting.

                              [Hemosol Corp. logo]

                         MANAGEMENT INFORMATION CIRCULAR

                             MANAGEMENT SOLICITATION

           In this Management Information Circular, all dollar amounts and references to "$" are expressed in Canadian dollars, except where stated otherwise.

           THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HEMOSOL INC. (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD ON TUESDAY JUNE 7, 2004 AT 10:00 A.M. EASTERN STANDARD TIME AT THE TSX BROADCAST CENTRE, GALLERY ROOM, 130 KING STREET WEST, TORONTO, ONTARIO, M5X 1J2, FOR THE PURPOSES SET OUT IN THE NOTICE OF THE MEETING. THIS SOLICITATION IS MADE BY MANAGEMENT OF THE COMPANY. It is expected that the solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Company. The cost of solicitation will be borne by the Company. Except as otherwise stated, the information contained herein is given as at May 6, 2005.

SOLICITATION OF PROXIES

           The form of proxy forwarded to shareholders with the notice of the Meeting confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

           The form of proxy affords a shareholder an opportunity to specify that the common shares of the Company ("Common Shares") registered in his or her name shall be voted or withheld from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, and shall be voted for or against the Share Consolidation Resolution.

           In the event a poll is demanded, the Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, and will be voted for or against the Share Consolidation Resolution, in each case in accordance with the specifications made by the shareholders.

           IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE FAILED TO SPECIFY THAT THE PROXY NOMINEES ARE REQUIRED TO (I) VOTE OR WITHHOLD FROM VOTING IN THE ELECTION OF DIRECTORS, (II) VOTE OR WITHHOLD FROM VOTING IN THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, OR (III) VOTE FOR OR AGAINST THE SHARE CONSOLIDATION RESOLUTION, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

           Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing notice of Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

           COMPLETED PROXIES ARE TO BE DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES, AT 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE, OR TO THE SECRETARY OF THE COMPANY AT THE OFFICES OF THE COMPANY, 2585 MEADOWPINE BLVD., MISSISSAUGA, ONTARIO, CANADA L5N 8H9, IN EITHER CASE AT LEAST 24 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, and upon either of such deposits, the proxy is revoked.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

           MDS Inc. ("MDS") is an insider of the Company by virtue of its ownership of more than 10% of the Company's Common Shares, as described below under "Voting Shares and Principal Holders Thereof".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

           As at May 2, 2005, there were 60,683,952 Common Shares issued and outstanding. Each Common Share carries one vote in respect of the matters to be voted upon at the Meeting. Only holders of record of outstanding Common Shares at the close of business on May 2, 2005, are entitled to vote at the Meeting except to the extent that a person has transferred any of his or her Common Shares after May 2, 2005, and the transferee of such shares establishes proper ownership and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders eligible to vote at the Meeting in which case the transferee is entitled to vote his or her Common Shares at the Meeting.

           To the knowledge of the directors and officers of the Company, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting shares of the Company is the following:


               NUMBER OF BENEFICIALLY AND DIRECTLY   PERCENTAGE OF OUTSTANDING
   NAME              OWNED COMMON SHARES                 COMMON SHARES
   ----              -------------------                 -------------
MDS Inc.(1)              6,549,897                          10.79

(1) According to information provided by MDS Inc., of the 6,549,897 Common Shares referred to above, MDS Inc. owns 6,087,982 Common Shares directly and 461,915 Common Shares indirectly through MDS Health Ventures (TC) Inc., a wholly-owned subsidiary of MDS Inc. In addition, 1,097,015 Common Shares are held by four funds, each of which is managed by MDS Capital Corp. and/or its affiliates (MDS Inc. owns an approximate 47% equity interest in MDS Capital Corp. and the balance of the equity interest in MDS Capital Corp. is owned by institutional investors and management). As manager of these funds, MDS Capital Corp. has the discretion to vote the Common Shares held by these funds. MDS Inc. and MDS Capital Corp. disclaim beneficial ownership of the 1,097,015 Common Shares held by these funds.

ELECTION OF DIRECTORS


           The present term of office of each director will expire immediately prior to the election of directors at the Meeting. Each of the persons whose name appears below is proposed to be elected a director of the Company to serve until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has received the written consent of each such person to act as a director of the Company. Each of the nominees has served as a director of the Company since the date shown. In the event a poll is demanded, it is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Company, unless a shareholder has specified in a proxy that his or her Common Shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote such proxies for the election of any other person or persons nominated by management as directors.

                                                                                                                  VOTING SHARES
                                                                                                                  BENEFICIALLY
                                                                                                                OWNED, DIRECTLY OR
                                                                                                                   INDIRECTLY,
                                                                                                                   CONTROLLED OR
                                                                                           PERIOD OF SERVICE        DIRECTED AS
NAME AND OFFICE HELD                    PRESENT PRINCIPAL OCCUPATION                        AS A  DIRECTOR       AT MAY 2, 2005 (1)
Edward K. Rygiel                        Executive   Chairman  MDS  Capital  Corp.                Since 1987             Nil(2)
Chairman of the Board and Director      (a  health  related venture capital firm) and
                                        Executive Vice  President,  MDS Inc.
                                        (a health and life sciences company)

Lee Hartwell                            President,  Chief Executive Officer &                    Since 2003              15,000
Director                                Chief Financial Officer, Hemosol Corp.


Mitchell J. Kostuch                     President, Kostuch Publications                          Since 1987            52,694(3)
Director                                (a specialty publisher)



Edward J. Lane                          Principle  in  Energy  Innovators  Group,                Since 2004               Nil
Director                                prior  that, Chief Financial Officer,
                                        Hydro Ottawa  Holdings Inc., prior that,
                                        President  and  Chief   Executive   Officer
                                        of  the  Canadian Fractionation  Corporation
                                        and prior to that Chief  Financial
                                        Officer of the Canadian Red Cross.


Edward E. McCormack                     Business Advisor and Independent Director.               Since 2002               Nil
Director


Robert H. Painter                       Professor Emeritus of Biochemistry and                   Since 1990              10,192
Director                                Immunology,  Faculty of Medicine,                                            Common Shares
                                        University of Toronto

C. Robert Valeri                        Director   of  Naval   Blood   Research                  Since 1992            35,283(4)
Director                                Laboratory,   Boston University  School of                                   Common Shares
                                        Medicine, Professor  of  Medicine  and
                                        Research,  Professor of Surgery,  Boston
                                        University School of Medicine

Notes to Election of Directors:
-------------------------------

(1) The respective nominees have furnished the information indicated in this column relating to share ownership.

(2) MDS Inc. has a policy which prevents members of management who sit on the boards of directors of corporations in which MDS Inc. holds an interest from holding any shares in such corporation, unless such shares were acquired prior to their appointment to such board.

(3) Of the 52,694 Common Shares noted, 20,840 are beneficially owned by SB Capital Corporation Ltd., a corporation controlled by Mr. Kostuch and the balance are held by him personally.

(4) These Common Shares are beneficially owned by Biomedical Innovative Technology, Inc., a corporation controlled by Dr. Valeri.


For the year ended December 31, 2004, the Board of Directors of the Company (the "Board") had the following standing committees:

     >> Audit Committee, the current members of which are Edward McCormack (Chairman), Mitchell J. Kostuch and Edward J. Lane;

     >> Corporate Governance, Nominating, Human Resources and Compensation Committee, the current members of which are Wilfred G. Lewitt (Chairman) and Edward K. Rygiel;

     >> Clinical and Regulatory Committee, the current members of which are Edward K. Rygiel (Chairman), Robert H. Painter and C. Robert Valeri;

     >> Environmental, Health and Safety Committee, the current members of which are Mitchell J. Kostuch (Chairman) and Edward McCormack;

APPOINTMENT OF AUDITORS

           Management proposes to nominate E&Y, Hemosol's present auditors, as auditors of Hemosol to hold office until the next annual meeting of shareholders. The directors negotiate with the auditors of Hemosol on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to Hemosol. Management believes that the fees negotiated in the past with the auditors of Hemosol have been reasonable and would be comparable to fees charged by other auditors providing similar services.


EXECUTIVE COMPENSATION

           The following table sets forth all annual and long-term compensation earned during the fiscal year ended December 31, 2004 by Hemosol's chief executive officer and each of Hemosol's three most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers as of December 31, 2004. Such individuals are hereinafter collectively referred to as the "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE


                                                 ANNUAL COMPENSATION(1)                    LONG TERM COMPENSATION
                                                 ----------------------                    ----------------------

NAME AND PRINCIPAL                                                              SECURITIES UNDER            ALL OTHER
    POSITION                          YEAR        SALARY         BONUS          OPTIONS GRANTED(2)         COMPENSATION ($)
-----------------------------------------------------------------------------------------------------------------------------------
Lee D. Hartwell                       2004       $222,692         Nil                  Nil                    $16,200
President and Chief Executive         2003       $187,815       $20,000            1,383,113(3)             $128,400(4)
Officer                               2002       $164,800       $20,000               15,000                  $15,600

Dr. Dirk Alkema                       2004       $165,648         Nil                  Nil                    $16,200
Vice President,                       2003       $150,800       $20,000             691,556(5)              $106,970(4)
Operations                            2002       $150,666       $20,000               15,000                  $16,200

Dr. David Bell                        2004       $187,088         Nil                  Nil                    $16,200
Vice President,                       2003       $175,100       $20,000             691,556(6)              $115,278(4)
Drug Development and Regulatory       2002       $175,100       $20,000               15,000                  $15,600
Affairs
Michael Matthews(7)                   2004       $215,402         Nil               50,000(8)                 $16,200
Vice President, Clinical and          2003       $201,600         nil               100,000(8)               $86,000(4)
Regulatory Affairs                    2002       $201,600       $20,000               15,000                  $15,600

Notes:
------

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) We have not issued any stock appreciation rights or made any payouts in respect of long-term incentive plans

(3) Prior to the Plan of Arrangement completed on April 30, 2004 (the "Arrangement"), Mr. Hartwell held 125,000 options of Hemosol Inc. In addition, during 2003 Mr. Hartwell was conditionally granted 1,383,113 options of Hemosol Inc. subject to shareholder and regulatory approval at an exercise price of $0.90 per common share of Hemosol Inc. and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Mr. Hartwell was issued a total of 1,383,113 options of Hemosol to replace the aggregate of 1,508,113 options in Hemosol Inc. held by and conditionally granted to him prior to the Arrangement. The 1,383,113 options in Hemosol have an exercise price of $0.86 per common share and expire on October 29, 2013.

(4) As part of our efforts in April 2003 to scale back operations, reduce cash burn and provide the greatest flexibility, working notice was provided to substantially all employees and a retention program was implemented for a core group of senior personnel. Under this retention program, Mr. Hartwell received a payment of $112,800, Mr. Matthews received a payment of U.S.$70,400, Dr. Alkema received a payment of $91,370 and Dr. Bell received a payment of $99,678. Each of these named officers also received an automobile allowance in the amount of $15,600.

(5) Prior to the Arrangement, Dr. Alkema held 99,998 Hemosol Options. In addition, during 2003 Dr. Alkema was conditionally granted 691,556 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $0.90 per share and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Dr. Alkema was issued a total of 691,556 New Hemosol Options to replace the aggregate of 791,554 Hemosol Options held by and conditionally granted to him prior to the Arrangement. The 691,556 New Hemosol Options have an exercise price of $0.86 per share and expire on October 29, 2013.

(6) Prior to the Arrangement, Dr. Bell held 98,807 Hemosol Options. In addition, during 2003 Dr. Bell was conditionally granted 691,556 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $0.90 per share and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Dr. Bell was issued a total of 691,556 New Hemosol Options to replace the aggregate of 790,363 Hemosol Options held by and conditionally granted to him prior to the Arrangement. The 691,556 New Hemosol Options have an exercise price of $0.86 per share and expire on October 29, 2013.

(7) Michael Mathews is paid in U.S. dollars. Accordingly, all amounts shown for Mr. Mathews are in US dollars.

(8) Prior to the Plan of Arrangement completed on May 1, 2004, Mr. Mathews held 56,250 options to purchase common shares of Hemosol Inc. ("Hemosol Options"). In addition, during 2003 Mr. Matthews was conditionally granted 100,000 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $1.60 per share and with an expiration date of December 11, 2013. Upon completion of the Arrangement, Mr. Mathews was issued a total of 100,000 options to purchase common shares of Hemosol Corp. ("New Hemosol Options") to replace the aggregate of 156,250 Hemosol Options held by and conditionally granted to him prior to the Arrangement. The 100,000 New Hemosol Options have an exercise price of $1.56 per share and expire on December 11, 2013. On December 10, 2004 Mr. Mathews was granted an additional 50,000 Hemosol Options that have an exercise price of $0.93 per share and expire on December 9, 2014.

           The following table indicates the options granted during the financial year ended December 31, 2004 to Named Executive Officers.

    AGGREGATE OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004


------------------- --------------------- ----------------------- ------------------- ------------------------ ---------------------
                                                                                           MARKET VALUE
                                                                                            OF COMMON
                                                                                             SHARES ON
NAME                   COMMON SHARES       % OF TOTAL OPTIONS          EXERCISE                DATE
                       UNDER OPTIONS       GRANTED TO EMPLOYEES          PRICE               PRECEDING
                        GRANTED (#)          IN FINANCIAL YEAR      ($/COMMON SHARE)         ISSUANCE ($)         DATE OF EXPIRY
------------------- --------------------- ----------------------- ------------------- ------------------------ ---------------------
Michael Matthews           50,000                  1.3%                   $0.93                $0.93              December 9, 2014
------------------- --------------------- ----------------------- ------------------- ------------------------ ---------------------

           The following table indicates the options exercised during the financial year ended December 31, 2004 by each of the Named Executive Officers and the value of options unexercised at year end.

  AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004
                      AND FINANCIAL YEAR END OPTION VALUES


----------------------- ------------------- -------------------- --------------------------------- ------------------------------
                                                                                                        VALUE OF UNEXERCISED
                                                                      UNEXERCISED OPTIONS                   IN-THE-MONEY
NAME                      COMMON SHARES       AGGREGATE VALUE         AT FINANCIAL YEAR                       OPTIONS AT
                           ACQUIRED ON         REALIZED ($)                  END (1)                     FINANCIAL YEAR END ($)
                           EXERCISE (#)                          (#) EXERCISABLE / UNEXERCISABLE       EXERCISABLE/ UNEXERCISABLE
----------------------- ------------------- -------------------- --------------------------------- ------------------------------
Lee Hartwell                   Nil                  Nil                     1,383,113                          Nil/Nil
----------------------- ------------------- -------------------- --------------------------------- ------------------------------
David Bell                     Nil                  Nil                      691,556                           Nil/Nil
----------------------- ------------------- -------------------- --------------------------------- ------------------------------
Dirk Alkema                    Nil                  Nil                      691,556                           Nil/Nil
----------------------- ------------------- -------------------- --------------------------------- ------------------------------
Michael Matthews               Nil                  Nil               33,333/116,667                           Nil/Nil
----------------------- ------------------- -------------------- --------------------------------- ------------------------------

Note:
-----
(1) The options listed in the above table were issued under the terms of the Arrangement.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING, HUMAN RESOURCES AND COMPENSATION COMMITTEE

Composition of the Corporate Governance, Nominating, Human Resources and Compensation Committee

The Corporate Governance, Nominating, Human Resources and Compensation Committee (the "Committee") of the Board during the most recently completed financial year was comprised of two non-employee directors. Its members were Edward K. Rygiel (Chairman) and Wilfred Lewitt.

REPORT ON EXECUTIVE COMPENSATION

The Committee's responsibilities include the determination of overall company salary objectives in addition to determining the compensation of its executive officers. In establishing salary objectives for executive officers, the Committee seeks to accomplish the following goals:

(a) to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(b) to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

(c) to align the interests of executive officers with the long-term interests of shareholders through participation in the Hemosol Stock Option Plan.

Currently, Hemosol's executive compensation package consists of the following components: base salary, annual incentive bonuses and long-term incentives in the form of Options.

Base salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other publicly held, development-stage biotechnology companies. The Committee refers to industry, local and national surveys, prepared for the most part by independent consultants.

The Board approves annual corporate objectives and these, along with personal performance goals, are used by the Committee for the purpose of determining annual incentive bonuses, giving due consideration to Hemosol's stage of development. At the end of each year, actual performance against these objectives and goals is measured. The assessment of whether Hemosol's corporate objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of Hemosol's research and development projects, corporate alliances and similar relationships. The maximum annual bonus for any executive officer other than Hemosol's chief executive officer has been set at 35% of base salary. Bonus payments at this level would reflect extraordinary personal achievement and Hemosol's attainment of all corporate objectives for the year under review.

A portion of executive compensation is aligned with growth in share value. Options are awarded to executive officers at the commencement of employment and annually on meeting individual objectives. Options are granted to reward individuals for current performance, expected future performance and value to Hemosol.

The principles described above apply to the determination of the compensation of all executive officers, including Hemosol's chief executive officer. The Committee acts alone when considering the compensation of Hemosol's chief executive officer; however, the chief executive officer assists the Committee in assessing the performance of all other executive officers.

The Human Committee reports and makes recommendations to the Board with respect to compensation.

Presented by the Committee:

Edward K. Rygiel

Wilfred Lewitt


PERFORMANCE GRAPH

           The following graph compares the Company's total shareholder return since December 31, 1999 to December 31, 2004 against the return on the TSX Biotechnology Sub-Index for the same period.

                                [OBJECT OMITTED]

----------------------------------------------------------------------------------------------------------------------------------
                             29-Dec -00(2)          31-Dec-01          31-Dec-02             31-Dec-03             31-Dec-04
----------------------------------------------------------------------------------------------------------------------------------
Hemosol Inc.                      100                  56                 16                    12                     8
----------------------------------------------------------------------------------------------------------------------------------
TSX Biotech Index                 100                  92                 36                    57                    44
----------------------------------------------------------------------------------------------------------------------------------


DIRECTORS' COMPENSATION

           Directors generally are compensated for their services through a combination of retainer fees and meeting attendance fees. Directors receive an annual retainer fee of $10,000 and an attendance fee of $750 for each meeting of the Company's board of directors. In addition, committee members are paid $2,000 per annum as compensation for services rendered to the committees on which they serve (collectively "Directors' Compensation"). Any member of the Company's board of directors who is also an executive officer of the Company does not receive compensation as a director of the Company. During the year ended December 31, 2004, Directors' Compensation with an aggregate value of $225,813was paid. Directors are reimbursed for expenses incurred to attend meetings of the Company's board of directors and committees. Directors are also awarded 10,000 options upon joining the board and receive an annual grant of 5,000 options.

           The Company also maintains liability insurance for the Company's directors and officers. For the year-ended December 31, 2004, an aggregate annual premium of approximately $330,000 was paid by the Company for such insurance and no part of the premium was paid by the Company 's directors or officers. The aggregate insurance coverage under the policy is limited to $14 million per year. The Company is liable to reimburse the insurer $250,000 for each claim made under the policy with the exception of claims related to securities matters, for which the Company is liable to reimburse the insurer $500,000 for each claim made under the policy.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

MDS is an insider of the Company by virtue of its ownership of more than 10% of the Company's Common Shares, as described above under "Voting Shares and Principal Holders Thereof". In addition, as guarantor of the Company's credit facility, MDS has been granted an aggregate of 10.25 million warrants to purchase common shares of the Company.

CORPORATE GOVERNANCE

           In February 1995, the TSX approved a report of its committee on corporate governance, including a recommendation that companies incorporated in Canada and listed on the TSX be obligated to respond to the fourteen guidelines set out in the report. The Hemosol Board has reviewed these guidelines and believes that its corporate governance practices continue to be generally consistent with those set out in the report of the TSX's committee on corporate governance.

           Details of Hemosol's corporate governance practices and the responsibilities of the Hemosol Board with reference to the report's guidelines are addressed below.


         GUIDELINE                                                                               HEMOSOL'S PRACTICE
         ---------                                                                               ------------------


1. The Hemosol Board should explicitly assume responsibility for stewardship of the corporation, and specifically:

 (i)   adopt a strategic planning process,                                                 A strategic planning process is in
                                                                                           effect and at least one board meeting
                                                                                           each year is set aside to review
                                                                                           strategic planning. Additionally,
                                                                                           strategic issues are reviewed from time
                                                                                           to time by the Hemosol Board.

     (ii)  identify principal risks of the business and implement systems of               The principal risks to Hemosol's
           risk management,                                                                business are identified in the 2004
                                                                                           Annual Information Form filed by Hemosol
                                                                                           under the heading "Narrative Description
                                                                                           of the Business -- Risk Factors". Senior
                                                                                           management actively addresses these
                                                                                           risks, and the Hemosol Board, at its
                                                                                           regular meetings, receives and reviews
                                                                                           reports from management on its
                                                                                           assessment and management of these
                                                                                           risks.


                                       10

     (iii) provide for succession planning, including appointing, training and            The CEO has, pursuant to the Board's
           monitoring senior management,                                                  instruction, developed a succession plan
                                                                                          for senior management which has been
                                                                                          approved by the Board. Succession
                                                                                          planning with respect to senior
                                                                                          management is a continuing
                                                                                          responsibility of the CEO, involving
                                                                                          participation by the Corporate
                                                                                          Governance, Nominating, Human Resources
                                                                                          and Compensation Committee. Senior
                                                                                          management is responsible for the
                                                                                          evaluation and succession planning of
                                                                                          positions reporting to them.


                                                                                          The public disclosure of Hemosol is
     (iv) communications policy,                                                          designed such that required, effective
                                                                                          and timely communication about its
                                                                                          business is made available to
                                                                                          shareholders, members of the public and
                                                                                          media. Hemosol routinely obtains expert
                                                                                          external advice to assist in effective
                                                                                          and proper disclosure.

     (v)  the integrity of Hemosol's internal control and management                      Senior management has the primary
           information systems.                                                           responsibility for Hemosol's internal
                                                                                          controls and management information
                                                                                          systems. Through the Audit Committee of
                                                                                          the Board, which meets with Hemosol's
                                                                                          external auditors, the Board assesses
                                                                                          the strength of these controls.


2. The Board should be constituted with a majority of individuals who                     For the purpose of the report, an
   qualify as unrelated directors.                                                        unrelated director is one who is
                                                                                          independent of management and free from
                                                                                          any interest and any business or other
                                                                                          relationship which could, or could
                                                                                          reasonably be perceived to, materially
                                                                                          interfere with the director's ability to
                                                                                          act in the best interests of the
                                                                                          corporation, other than interests or
                                                                                          relationships arising from shareholding.


                                                                                          The board of directors of Hemosol will
                                                                                          consist of seven directors of which
                                                                                          five, excluding the CEO, will be
                                                                                          unrelated within the meaning of the
                                                                                          report, and accordingly, the board is
                                                                                          constituted with a majority of unrelated
                                                                                          directors.


3. In the case of a corporation with a significant shareholder, disclose whether          The report defines a significant
the Hemosol Board is constituted with the appropriate number of directors which           shareholder as "a shareholder with the
are not related to either the corporation or the significant shareholder.                 ability to exercise a majority of the
                                                                                          votes for the election of the board of
                                                                                          directors". Hemosol does not have a
                                                                                          significant shareholder. For the year
                                                                                          ended December 31, 2004, two of the then
                                                                                          eight directors were employed by MDS
                                                                                          which holds approximately 10% of the
                                                                                          outstanding Shares.


                                       11

4. Appoint a committee of directors composed exclusively of outside, i.e.                 Hemosol's Corporate Governance,
non-management directors, a majority of whom are unrelated directors,                     Nominating, Human Resources and
responsible for the appointment and assessment of directors.                              Compensation Committee is responsible
                                                                                          for nominating individuals for
                                                                                          consideration by the Hemosol Board as
                                                                                          directors. This committee does not have
                                                                                          formal responsibility for the assessment
                                                                                          of individual directors following their
                                                                                          appointment to the Hemosol Board.


5. Implement a process for assessing the effectiveness of the Hemosol Board, its          See description of Governance,
committees and individual directors.                                                      Nominating, Human Resources and
                                                                                          Compensation Committee under guideline
                                                                                          number nine.


6. Provide an orientation and education program for new directors.                       New Directors are provided with
                                                                                         background materials and an opportunity
                                                                                         to meet with members of the senior
                                                                                         management team to gain insight and
                                                                                         perspective into the commercial and
                                                                                         scientific drivers underlying the
                                                                                         Company's business plan and strategic
                                                                                         direction. In addition, the majority of
                                                                                         the current directors have been members
                                                                                         of the Board for several years or are
                                                                                         well versed in the business of Hemosol.


7. Examine the size of the Hemosol Board, with specific reference to its                 The Board  presently  consists of seven
effectiveness.                                                                           members  with  varying business  and
                                                                                         scientific backgrounds,  suitable to
                                                                                         Hemosol's interests.


8. Review compensation of directors in light of risks and responsibilities.              The Governance, Nominating, Human
                                                                                         Resources and Compensation Committee has
                                                                                         a mandate to review and recommend to the
                                                                                         Hemosol Board directors' remuneration.
                                                                                         Remuneration was first paid to Hemosol's
                                                                                         directors in 1994, based on several
                                                                                         factors, including time commitments and
                                                                                         emoluments to directors of similar
                                                                                         organizations.


9. Committees should generally be composed of only outside directors, a majority         Hemosol has the following standing
of whom are unrelated directors.                                                         committees:


                                                                                         The Audit Committee is composed of
                                                                                         unrelated directors. Its mandate is to
                                                                                         review the financial statements,
                                                                                         including the format and content of the
                                                                                         statements before submission to the
                                                                                         Hemosol Board, to review the adequacy of
                                                                                         Hemosol's internal control procedures,
                                                                                         and to approve the external audit
                                                                                         program and assess the results thereof
                                                                                         with management and the auditors. In
                                                                                         fulfilling its mandate, in addition to
                                                                                         meeting jointly with management and the
                                                                                         auditors, the committee meets
                                                                                         independently with the auditors.


                                       12

                                                                                        The Governance, Nominating, Human
                                                                                        Resources and Compensation Committee
                                                                                        reviews Hemosol's overall compensation
                                                                                        program and corporate succession plans
                                                                                        at the senior management level. It has
                                                                                        responsibility for reviewing and
                                                                                        recommending to the Hemosol Board, for
                                                                                        its approval, the compensation programs
                                                                                        for both senior management and
                                                                                        directors. Its mandate also includes
                                                                                        reviewing management compensation
                                                                                        policies and benefits and reviewing the
                                                                                        overall quality of Hemosol's human
                                                                                        resources program. Its mandate is to
                                                                                        recommend effective governance systems
                                                                                        for Hemosol and to advise the Hemosol
                                                                                        Board on the application of existing
                                                                                        corporate governance principles, to
                                                                                        assess the effectiveness of the Hemosol
                                                                                        Board and to assess, review and
                                                                                        recommend nominees for directorships. It
                                                                                        is also responsible for administering
                                                                                        the Hemosol Board's relationship with
                                                                                        management and acting as a forum for
                                                                                        governance issues and related concerns
                                                                                        of any director. Following the Meeting,
                                                                                        the membership of this Committee will be
                                                                                        enlarged to ensure that it is comprised
                                                                                        of a majority of unrelated Directors.

                                                                                        The Clinical/Regulatory Committee is
                                                                                        composed of a majority of unrelated
                                                                                        directors. It is responsible for
                                                                                        oversight, at the board level, of
                                                                                        Hemosol's research programs. It assists
                                                                                        Hemosol in monitoring appropriate
                                                                                        processes for the review and approval of
                                                                                        the clinical development program. It
                                                                                        also reports any concerns or issues
                                                                                        relating to either Hemosol's research or
                                                                                        clinical development programs to the
                                                                                        Board.

                                                                                        The Environmental Health and Safety
                                                                                        Committee is composed of unrelated
                                                                                        directors. Its mandate is to monitor the
                                                                                        written environmental policy of Hemosol
                                                                                        and to oversee the environmental
                                                                                        protection program which addresses
                                                                                        issues such as compliance with
                                                                                        environmental laws and regular reporting
                                                                                        procedures. Its mandate also includes a
                                                                                        reporting procedure whereby any
                                                                                        environmental concerns, including spills
                                                                                        and discharges, are brought to the
                                                                                        attention of the Hemosol Board. In
                                                                                        addition to its formal committees, the
                                                                                        Board also strikes committees on an ad
                                                                                        hoc basis to address specific
                                                                                        requirements and Hemosol also assigns
                                                                                        responsibility to individual Board
                                                                                        members to act as liaison, between the
                                                                                        Board as a whole and management, in
                                                                                        specific areas, including ethics.
                                       13

10. Assume or assign responsibility for corporate governance issues.                    See description of the Governance,
                                                                                        Nominating, Human Resources and
                                                                                        Compensation Committee under guideline
                                                                                        number nine.

11. Define management's responsibilities and approve corporate objectives to be         The Board has the ultimate
met by the CEO.                                                                         responsibility for supervising the
                                                                                        management of Hemosol. Management brings
                                                                                        to the attention of the Board for
                                                                                        discussion and direction all matters
                                                                                        which are outside the day-to-day
                                                                                        operations of Hemosol, or which would
                                                                                        represent a material deviation from
                                                                                        Hemosol's business plan or budget. The
                                                                                        business plan and budget are both
                                                                                        approved by the Board. Additionally, the
                                                                                        annual objectives of the CEO are
                                                                                        reviewed and approved by the Board.

12. Establish structures and procedures to enable the Hemosol Board to function         For several years, the office of
independently of management. An appropriate structure would be to appoint a             Chairman of the Board has been separated
chairman who is not a member of management.                                             from that of the CEO and has been filled
                                                                                        by a person who is not a member of
                                                                                        management.

13. The audit committee should be composed of outside directors and its role            See description of the Audit Committee under
specifically defined.                                                                   guideline number nine.

14. Implement a system to enable individual directors to engage outside                 In concert with their overall duties and
advisors, at Hemosol's expense.                                                         obligations as directors, individual
                                                                                        directors may engage outside advisers,
                                                                                        at Hemosol's expense, subject to
                                                                                        approval by the Corporate Governance,
                                                                                        Nominating, Human Resources and
                                                                                        Compensation Committee.

SHARE CONSOLIDATION

Reasons for the Share Consolidation

           Shareholders will be asked at the Meeting to approve a special resolution to consolidate all of the Company's issued and outstanding Common Shares on the basis of a ratio within the range of one post-consolidation Common Share for every two pre-consolidation Common Shares to one post-consolidation Common Share for every four pre-consolidation Common Shares (the "Consolidation"), with the ratio to be selected and implemented by the Company's board of directors, if at all, at any time prior to June 7, 2006. The number of pre-Consolidation shares in the ratio must be a whole number of Common Shares. The Consolidation remains subject to receipt of all necessary regulatory approvals, including approval of the TSX.

           If the Company's board of directors decides to implement the Consolidation, upon completion of the Consolidation the numbers of Common Shares issued and outstanding will be reduced from approximately 60 million shares as of May 2, 2005 to between approximately 20 million and 30 million shares, depending on the ratio selected by the Company's board of directors. The following table sets out the approximate percentage reduction in the number of outstanding Common Shares and the approximate number of Common Shares that would be outstanding as a result of a Consolidation at the ratios indicated:

  -------------------------------------------- ------------------------------------------------- -----------------------------------
                                                                 APPROXIMATE                                   APPROXIMATE
                                                           PERCENTAGE REDUCTION IN                        NUMBER OF OUTSTANDING
                 PROPOSED                                   NUMBER OF OUTSTANDING                             COMMON SHARES
           CONSOLIDATION RATIO                                  COMMON SHARES                             (POST-CONSOLIDATION)*
  -------------------------------------------- ------------------------------------------------- -----------------------------------

                 1-for-2                                            50.0%                                      30 million
  -------------------------------------------- ------------------------------------------------- -----------------------------------
                 1-for-3                                            66.7%                                      20 million
  -------------------------------------------- ------------------------------------------------- -----------------------------------
                 1-for-4                                            75.0%                                      15 million
  -------------------------------------------- ------------------------------------------------- -----------------------------------
     *Based on the number of common shares outstanding on May 2, 2005.

           The Company first listed its Common Shares on NASDAQ in 2001 and, over time, NASDAQ has become a significant trading market for the Common Shares. As of May 2, 2005, the Company estimates registered shareholders with addresses in the United States were the holders of record of approximately 30 percent of the Company's outstanding Common Shares.

           On June 21, 2004, Hemosol received a Nasdaq National Market ("NASDAQ") staff determination indicating that Hemosol was not in compliance with the minimum bid price of US$1.00 per Hemosol Share which is a requirement for continued listing on NASDAQ. This notice indicated that the Company had until December 20, 2004 to regain compliance with NASDAQ's minimum bid price requirement and that the Company may qualify as of such date for an additional 180 day extension of the compliance period. On December 21, 2004, the Company applied for and received from NASDAQ an additional 180 day extension (to June 16, 2005) to regain compliance with NASDAQ's minimum bid price requirement. As at May 2, 2005 the Company has not complied with the minimum bid price requirement.

           If the Company continues to fail to comply with NASDAQ's minimum bid price requirement the Company would be subject to delisting from NASDAQ. Delisting from NASDAQ would likely decrease the attractiveness of the Common Shares to investors in the United States and cause the trading volume of the Common Shares to decline, which could result in a decline in the price of the Common Shares. One method to achieve compliance with NASDAQ's minimum bid price requirement is to effect a share consolidation at a ratio which would result in the Common Shares trading at a price which exceeds US$1.00.

           The Company's board of directors believes that shareholder approval of the range of potential Consolidation ratios (rather than a single Consolidation ratio) provides the board of directors with maximum flexibility to achieve the desired results of the Consolidation. If the special resolution is approved, the Consolidation will be implemented, if at all, only upon a determination by the Company's board of directors that the Consolidation is in the best interests of the Company and its shareholders at that time. In connection with any determination to implement a Consolidation, the Company's board of directors will set the timing for such a Consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The board of directors' selection of the specific ratio will be based primarily on the price level of the Common Shares at that time and the expected stability of that price level. No further action on the part of shareholders will be required in order for the board of directors to implement the Consolidation. If the Company's board of directors does not implement the Consolidation before June 7, 2006, the authority granted by the special resolution to implement the Consolidation on these terms will lapse and be of no further force or effect. The special resolution will also authorize the board of directors to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so. The board of directors would exercise this right if it determined that the Consolidation was no longer in the best interests of the Company and its shareholders. No further approval or action by or prior notice to shareholders will be required in order for the board of directors to abandon the Consolidation.

Certain Risks Associated with the Share Consolidation

           There can be no assurance that the total market capitalization of the Company's Common Shares (the aggregate value of all Common Shares at the then market price) immediately after the proposed Consolidation will be equal to or greater than the total market capitalization immediately before the proposed Consolidation or that the per share market price of the Common Shares following the Consolidation will remain higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation.

           There can be no assurance that any increase in the market price per Common Share of the Company resulting from the Consolidation will be sustainable or that it will equal or exceed the direct arithmetical result of the Consolidation (that is, from two to four times the pre-Consolidation price, depending on the ratio selected by the Company's board of directors) since there are numerous factors and contingencies which would affect such price, including the status of the market for the Common Shares at the time, the Company's reported results of operations in future periods, and general economic, geopolitical, stock market and industry conditions. For example, based on the closing price of the Common Shares on NASDAQ on May 2, 2005 of US$0.48 per share, if the Company's board of directors decided to implement the Consolidation and select a Consolidation ratio of one post-Consolidation share for every three pre-Consolidation shares, there can be no assurance that the post-Consolidation market price of the Common Shares would be US$1.44 per share or greater.

           Accordingly, the total market capitalization of the Common Shares after the proposed Consolidation may be lower than the total market capitalization before the proposed Consolidation and, in the future, the market price of the Common Shares may not exceed or remain higher than the market price prior to the proposed Consolidation.

           A decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation, and the liquidity of the Common Shares could be adversely affected following such a Consolidation.

           If the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Common Shares will, however, also be based on the Company's performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Consolidation.

No Fractional Shares to be Issued

           No fractional shares will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon Consolidation, those shareholders shall have such fractional share cancelled.

           Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholders' percentage ownership in the Company, even though such ownership will be represented by a smaller number of Common Shares. However, the Consolidation could lead to an increase in the number of shareholders who hold less than a board lot (100 shares), or board lots plus odd lots, and the cost to shareholders of transferring odd lots may be higher than the cost of transferring board lots.

Effect on Special Warrants, Warrants, Guarantee Warrants, Stock Options and Other Arrangements

           The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including the Special Warrants, Warrants, Guarantee Warrants and any other warrants, and under outstanding stock options, rights and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, based on the Consolidation ratio selected by the Company's board of directors.

Effect on Share Certificates

If the proposed Consolidation is approved by shareholders and implemented by the Company's board of directors, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Company of the Consolidation ratio selected by the board of directors and the effective date of the Consolidation, registered shareholders will be sent a transmittal letter from the Company's transfer agent, Computershare Trust Company of Canada, as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. If a registered shareholder would otherwise be entitled to receive a fractional share, such fractional share shall be deemed to have been cancelled as described above under "No Fractional Shares to be Issued".

Procedure for Implementing Share Consolidation

           If the special resolution is approved by shareholders, and the board of directors of the Company decides to implement the Consolidation, the Company will promptly file articles of amendment ("Articles of Amendment") with the Director under the Business Corporations Act (Ontario) in the form prescribed by that Act to amend the Company's articles of incorporation. The Consolidation will become effective on the date shown in the certificate of amendment in connection therewith, or such other date indicated in the Articles of Amendment..

No Dissent Rights

           Under the Business Corporations Act (Ontario), shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

Vote Required and Recommendations of the Board of Directors

           The Share Consolidation Resolution is a special resolution. The text of the special resolution which will be submitted to the shareholders is set forth on Schedule A to this Management Information Circular. FOR THE REASONS INDICATED ABOVE, THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY BELIEVE THE PROPOSED SHARE CONSOLIDATION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SPECIAL RESOLUTION. The special resolution must be approved by at least two-thirds of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting to be effective. The special resolution provides that the board of directors of the Company may revoke the special resolution before the issuance of the certificate of amendment by the Director under the Business Corporations Act (Ontario) without the approval of the shareholders.


Certificate

           The contents of this information circular and its distribution have been approved by the board of directors of the Company.

As at May 6, 2005.

                                                        /s/ Lee D. Hartwell
                                                         LEE D. HARTWELL
                                                       Chief Executive Officer

                                   SCHEDULE A

                         SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED as a special resolution of the shareholders of the Company that:

     (1) the articles of the Company be amended to consolidate the issued and outstanding common shares of the Company ("Common Shares"), on the basis of a consolidation ratio to be selected by the Company's board of directors, in its sole discretion, provided that: (a) the ratio may be no smaller than one post-consolidation share for every two pre-consolidation shares and no larger than one post-consolidation share for every four pre-consolidation shares, and (b) the number of pre-consolidation shares in the ratio must be a whole number of Common Shares;

     (2) no fractional Common Shares shall be issued in connection with the consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon consolidation, those shareholders shall have such fractional share cancelled;

     (3) the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date indicated in the articles of amendment;

     (4) any director or officer of the Company is hereby authorized to execute and deliver, for and on behalf of the Company, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario); and

     (5) notwithstanding the foregoing, the directors of the Company are hereby authorized, without further approval of the shareholders of the Company, to revoke this special resolution at any time prior to the endorsement by the Director appointed under the Business Corporations Act (Ontario) of a certificate of amendment.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HEMOSOL CORP.


                                By:  /s/ Lee Hartwell
                                     -------------------------------------------
                                     Name:   Lee D. Hartwell
                                     Title:  President, Chief Executive Officer
                                             and Chief Financial Officer


Date:  May 23, 2005